Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY

AND

AMONG

CUMULUS MEDIA HOLDINGS INC.

DIAL GLOBAL, INC.

CARDINALS MERGER CORPORATION

AND

DG LA MEMBERS, LLC

DATED AUGUST 30, 2013

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TABLE OF CONTENTS

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TABLE OF CONTENTS

(continued)

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated August 30, 2013 (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, this (“Agreement”), by and among Dial Global, Inc., a Delaware corporation (the “Company”), Cumulus Media Holdings Inc., a Delaware corporation (“Parent”), and Cardinals Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and, solely for Section 1.13, Section 5.12, Section 9.5 and Article VIII of this Agreement, DG LA Members, LLC, a Delaware limited liability company as Principal Stockholders’ Representative.

RECITALS

A. The Boards of Directors of the Company, Parent and Merger Sub have determined that it is in the best interests of their respective companies and stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Merger Sub will, on the terms and subject to the conditions set forth in this Agreement, merge with and into the Company on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Company being the surviving corporation in the Merger.

B. The parties desire to make or enter into certain representations, warranties and covenants in connection with the Merger and also to prescribe certain conditions to the Merger.

C. Terms not otherwise defined in the text shall have the meanings ascribed to them in Article X hereof.

NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 1.2 Closing. The closing (the “Closing”) of the Merger will take place at the offices of Jones Day, 1420 Peachtree Street, N.E., Suite 800, Atlanta, Georgia 30309 at 10:00 a.m. local time on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions at Closing), or at such other place, time and date as may be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, Parent will cause to be filed with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (collectively, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company will agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects. The Merger will have the effects set forth in this Agreement and Section 259 of the DGCL.

Section 1.5 Conversion of Securities.

(a) Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of the Company Capital Stock, (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and any Shares to be cancelled pursuant to Section 1.5(b)) will be converted automatically into the right to receive, in accordance with the terms of this Agreement, the Common Stock Per Share Merger Consideration, without interest, payable in the manner set forth in Section 1.10, and (ii) each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and any shares of Series A Preferred Stock to be cancelled pursuant to Section 1.5(b)) will be converted into the right to receive, in accordance with the terms of this Agreement, the Series A Preferred Stock Per Share Merger Consideration, without interest, payable in the manner set forth in Section 1.10. From and after the Effective Time, all such Shares shall no longer be outstanding, and, upon the conversion thereof, shall automatically be cancelled and shall cease to exist. Except as set forth in Section 1.5(b), as a result of the Merger, each holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (“Certificates”) and each holder of Shares outstanding immediately prior to the Effective Time that are not represented by Certificates (“Book-Entry Shares”) will thereafter cease to have any rights with respect to such Shares except the right to receive the applicable Merger Consideration, without interest, in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with Section 1.10(a) (or in the case of a lost, stolen or destroyed Certificate, Section 1.10(f)).

(b) Cancellation of Certain Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each Share held in the treasury of the Company immediately prior to the Effective Time will automatically be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.

(c) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub, par value $.01 per share, will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $.01 per share, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates that, immediately prior to the Effective Time, represented the common stock of Merger Sub shall, without the necessity of presenting the same for exchange, be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 1.6 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of the Company and Merger Sub, the Company’s certificate of incorporation (the “Company Charter”) will be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub (the “Merger Sub Charter”) as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall remain as the name of the Company as of immediately prior to the Effective Time, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) At the Effective Time, by virtue of the Merger and without any further action on the part of the Company and Merger Sub, the Company’s bylaws as in effect immediately prior to the Effective Time, (the “Company Bylaws”) will be amended and restated in their entirety to read as the bylaws of Merger Sub (the “Merger Sub Bylaws”) as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall remain as the name of the Company as of immediately prior to the Effective Time, and as so amended and restated will be the bylaws of the Surviving Corporation, until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable Law

Section 1.7 Directors. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.8 Officers. At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time will become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.9 Deposit of Merger Consideration.

(a) Exchange Agent. Prior to the Effective Time, Parent will designate a commercial bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the exchange of Shares in accordance with this Article I. As of the Effective Time, Parent will deposit with the Exchange Agent cash in an amount sufficient to pay the Merger Consideration in exchange for the Shares, other than Dissenting Shares, less the Escrow Amount (such cash amount so made available to the Exchange Agent the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Exchange Fund will be invested by the Exchange Agent as directed by Parent; provided, however, that any such investments shall be in (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof and having maturities of not more than one month from the date of investment or (ii) money market mutual or similar funds having assets in excess of $1,000,000,000. Any interest or other income from such investments will be paid to and become income of Parent. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article I, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Shares at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund.

(b) Escrow Fund. Prior to the Effective Time, Parent will designate a commercial bank or trust company reasonably acceptable to the Company to act as an agent (the “Escrow Agent”) in accordance with the terms of the Escrow Agreement. As of the Effective Time, Parent will deposit the Escrow Amount into an escrow account (the “Escrow Fund”) to be maintained by the Escrow Agent in accordance with the terms of the Escrow Agreement. The Escrow Fund will be disbursed to or on behalf of Parent or the Principal Stockholders in accordance with this Agreement and the Escrow Agreement. If requested by the Company prior to Closing, or by the Principal Stockholders’ Representative after Closing, the Escrow Fund may be replaced by a transaction and litigation liability insurance policy providing insurance with no less protection and security, and on the same or more favorable terms, as comprising the Escrow Fund, and otherwise satisfactory to Parent, in Parent’s sole discretion, the premiums of which shall be a Transaction Expense if obtained prior to Closing, or at the sole expense of the Principal Stockholders’ Representative if obtained after Closing. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement or any instrument delivered pursuant to this Agreement, the Company acknowledges and agrees that Parent retains, and has bargained for through arms length negotiation with the Company, the sole and absolute discretion to determine whether such transaction and litigation liability insurance policy is satisfactory. In making such determination, the Company acknowledges and agrees that Parent’s sole and absolute discretion shall not be limited or otherwise constrained by any express or implied contractual duty or covenant (including the covenant of good faith and fair dealing) and that such duty or covenant shall not form in any manner whatsoever the basis of any Liability of Parent, whether in contract, tort or otherwise. The Company hereby waives its rights, if any, under any such duty or covenant and hereby agrees not to initiate any Action at law or in equity (whether for injunction or specific performance under Section 9.6 or otherwise) arising out of or related to such duty or covenant in connection with the exercise of Parent’s sole and absolute discretion under this Section 1.9(b). The Company acknowledges and agrees that Parent shall be under no obligation (i) to consider the interests of, or any actual or potential consequences or impact to, the Company, its Affiliates, its stockholders, including the Principal Stockholders, or any other Person, or (ii) to consult with, or seek guidance or approval from, the Company, its Affiliates, its stockholders, including the Principal Stockholders, or any other Person, in each case, in connection with the exercise of Parent’s sole and absolute discretion under this Section 1.9(b).

Section 1.10 Exchange of Certificates.

(a) Exchange Procedures. (i) As promptly as practicable after the Effective Time, Parent will cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 1.5(a): (A) a letter of transmittal in customary form (which may include a provision confirming that delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (B) instructions for use in effecting the surrender of such holder’s Certificates and Book-Entry Shares pursuant to such letter of transmittal. Exchange of any Book-Entry Shares will be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry.

(ii) Upon surrender of a Certificate or Book-Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal in the form described in Section 1.10(a)(i) and such other documents as may be reasonably required by the Exchange Agent, (A) the holder of such Shares will be entitled to receive in exchange therefor cash in the amount (after giving effect to any required tax withholdings) of (x) the number of Shares represented by such Certificate or Book-Entry Share, multiplied by (y) the Common Stock Per Share Merger Consideration or the Series A Preferred Stock Per Share Merger Consideration, as applicable, less, in the case of the Principal Stockholders, each such Principal Stockholders’ Pro Rata Share of the Escrow Amount and (B) the Certificates or Book-Entry Shares so surrendered will forthwith be cancelled. Until surrendered as contemplated by Section 1.5(a) and this Section 1.10(a)(ii), each Certificate or Book-Entry Share will be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, in each case, without interest, the applicable Merger Consideration.

(b) No Further Rights in Company Capital Stock. All Merger Consideration issued or paid upon surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms of this Article I will be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares (including any accrued and unpaid dividends on the Preferred Stock, whether or not declared).

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of Shares on the date that is six months after the Effective Time will be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article I will thereafter look only to Parent for the applicable Merger Consideration to which they are entitled pursuant to Section 1.5(a).

(d) No Liability. None of the Exchange Agent, Parent or the Surviving Corporation will be liable to any holder of Shares for any Merger Consideration from the Exchange Fund or other cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(e) Withholding Rights. Each of the Surviving Corporation, the Exchange Agent, Parent and Merger Sub will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules or regulations promulgated thereunder, any provision of applicable state, local or foreign Tax Law or any other Law. To the extent that amounts are so withheld, such withheld amounts will be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(f) Lost Certificates. If any Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent of any such Person who is not an institutional investor or an Affiliate thereof, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented by such Certificate to which the holder thereof is entitled pursuant to Section 1.5(a).

Section 1.11 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company will be closed and there will be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or Parent for any reason will be cancelled and exchanged for the applicable Merger Consideration with respect to the Shares formerly represented by such Certificates or Book-Entry Shares to which the holders thereof are entitled pursuant to Section 1.5(a).

Section 1.12 Company Equity Rights. At the Effective Time, each outstanding Company Equity Right that is a stock option shall cease to represent a right to acquire shares of Company Capital Stock and shall be cancelled and terminated without payment. In order to effect such cancellation and termination, the Company shall provide each holder of a Company Equity Right that is a stock option with a notice of termination in accordance with any terms of the plan pursuant to which such Company Equity Right was granted. Immediately prior to the Effective Time, the 7.5% Warrant will be contributed to the Company pursuant to the Contribution Agreement and terminated in exchange for the right to receive the Warrant Cash Out Amount.

Section 1.13 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any Shares that are issued and outstanding immediately prior to the Effective Time and are held by a stockholder (each, a “Dissenting Stockholder”) who is entitled to exercise, and properly exercises, dissenter’s rights with respect to such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (collectively, the “Dissenting Shares”) will not be converted into or exchangeable for or represent the right to receive the applicable Merger Consideration (except as provided in this Section 1.13) and will entitle such Dissenting Stockholder only to payment of the fair value of such Dissenting Shares as may be determined to be due to the holder of such Dissenting Shares in accordance with Section 262 of the DGCL, unless and until such Dissenting Stockholder withdraws (in accordance with the DGCL) or effectively loses (through failure to perfect or otherwise) the right to appraisal. If any Dissenting Stockholder will have effectively withdrawn (in accordance with the DGCL) or lost (through failure to perfect or otherwise) the right to appraisal, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shares held by such Dissenting Stockholder will be cancelled and converted into and represent the right to receive, without any interest thereon, the applicable Merger Consideration in accordance with this Article I, less applicable withholding taxes, if any, required to be withheld. From and after the Effective Time, Dissenting Shares will not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to stockholders of record prior to the Effective Time). The Company will not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or offer to settle with, any Dissenting Stockholder regarding its exercise of dissenter’s rights prior to the Effective Time. The Company will give Parent (i) notice of any such demands prior to the Effective Time, and (ii) reasonable opportunity to participate in all negotiations and proceedings with respect to such demands; provided that neither Parent nor the Company shall, without the consent of the other, be permitted to take any action in connection therewith that would require the Company to incur material costs or to pay any amount prior to the Closing or to take or refrain from taking any action that would reasonably be expected to be adverse to the Company if the Closing does not occur. After the Effective Time, Parent shall control all negotiations and proceedings with respect to such demands, and any settlement with respect thereto.

Section 1.14 Payment of Indebtedness and Transaction Expenses.

(a) At or prior to Closing, the Company shall make the payments set forth on Section 1.14(a) of the Company Disclosure Letter in accordance with the terms set forth on such schedule, each of which shall constitute a Transaction Expense.

(b) On the Closing Date, after the Effective Time, Parent and the Surviving Corporation will repay, each item of Indebtedness set forth on Section 1.14(b) of the Company Disclosure Letter and all unpaid Transaction Expenses. In order to facilitate such repayment, prior to the Closing Date, the Company shall obtain customary payoff letters, including final invoices, from all vendors and other parties to whom Transaction Expenses are owed, and payoff letters from the lenders of such Indebtedness, which payoff letters shall be reasonably satisfactory to Parent.

Section 1.15 Merger Consideration Schedule. No later than five Business Days prior to the Closing, the Company shall deliver to Parent a schedule, duly certified by the Chief Financial Officer of the Company on behalf of the Company, setting forth, in each case to the extent then reasonably practicable: (i) the Indebtedness Amount, (ii) the amount of any Indebtedness Payments, (iii) the aggregate amount of all Transaction Expenses paid previously, or not paid on or prior to the Closing Date, and (iv) the resulting Merger Consideration, in each case determined in good faith as of immediately prior to the Closing. Parent shall have the right to review the Merger Consideration Schedule and the Company shall make available as Parent may reasonably request the Company’s books and records used in preparing the Merger Consideration Schedule. The Company and Parent shall use good faith efforts to resolve any disputes regarding the Merger Consideration Schedule and the calculation of the Merger Consideration prior to the Closing; provided, however, that the existence of any dispute regarding the Merger Consideration Schedule shall not delay or otherwise affect the Closing or the Merger Consideration for the purposes of Closing.

Section 1.16 Contribution Agreement. Contemporaneously herewith, the Principal Stockholders and the Company shall enter into the Contribution Agreement and execute the Releases.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 2.1 Organization and Qualification. Each of Parent and Merger Sub is a corporation and has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own, operate or lease the properties and assets owned, operated or leased by such party and to carry on such party’s business as currently conducted. Each of Parent and the Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction where such licensing or qualification is necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 2.2 Capitalization. Parent owns all outstanding capital stock and any other debt or equity securities of Merger Sub and no Person has any right to acquire any such capital stock or debt or equity securities. Merger Sub was formed solely for the purpose of engaging in the Transactions, has not engaged in any activities other than in connection with the Transactions, and has incurred no liabilities or obligations other than as contemplated hereby.

Section 2.3 Authorization; Binding Agreement. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each other document or instrument executed or to be executed by it in connection herewith, to perform such its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by either Parent or Merger Sub of this Agreement and each other document or instrument executed or to be executed by it in connection herewith, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby or thereby, have been duly and validly authorized by all necessary corporate action other than the adoption of this Agreement, following its execution, by Parent in its capacity as the sole stockholder of Merger Sub. This Agreement has been, and each other document or instrument to be executed by either Parent or Merger Sub in connection herewith will be, duly executed and delivered by it, and, when duly executed and delivered by the other parties hereto or thereto, constitutes, or will constitute, a legal, valid and binding obligation of Parent or Merger Sub, respectively, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 2.4 No Conflict. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each other document or instrument executed or to be executed by it in connection herewith, and the consummation of the Merger and the other transactions contemplated hereby and thereby (collectively the “Transactions”), do not and will not (a) violate, conflict with or result in the breach of the Parent’s certificate of incorporation or Parent’s bylaws, or the Merger Sub Charter or Merger Sub Bylaws, respectively, or (b) except as may result from any facts or circumstances relating solely to the Company, any of its Subsidiaries or any of the Principal Stockholders, (i) conflict with or violate any Law or Governmental Order applicable to Parent or Merger Sub or any of their assets, or (ii) except as, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Material Adverse Effect on Parent, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the triggering of any payments or the creation of an Encumbrance on any Parent or Merger Sub Asset pursuant to, any of the terms, conditions or provisions of any of Parent’s or Merger Sub’s material Contracts or any material Permit pursuant to which any Parent or Merger Sub Assets are bound or subject.

Section 2.5 Consents and Approvals. Except (i) in connection with the FCC Consent and (ii) the filing with the SEC of such reports and other materials as may be required in connection with this Agreement and the transactions contemplated hereby, the execution, delivery and performance of this Agreement and each other document or instrument executed or to be executed by Parent or Merger Sub in connection herewith does not and will not require Parent or Merger Sub to obtain any consent, approval, waiver, license, certification, Permit or other authorization (each, a “Consent”) of or to provide any notification to or make any filing with (each, a “Filing”) any Governmental Authority or other third party.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub simultaneously with the execution of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification.

(a) The Company is a corporation and has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own, operate or lease the Assets owned, held, operated or leased by it and to carry on its business as currently conducted. Each of the Company’s Subsidiaries has been duly organized or incorporated, is validly existing and is in good standing under the laws of such Subsidiary’s jurisdiction of formation set forth in Section 3.2(c) of the Company Disclosure Letter, with the requisite corporate, partnership, limited liability company or similar power and authority to own, operate or lease the Assets that it owns, holds, operates or leases and to carry on its business as currently conducted. The Company and each of its Subsidiaries are duly licensed or qualified to do business and are in good standing in each jurisdiction where such licensing or qualification is necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) True and correct copies of the organizational documents of the Company and its Subsidiaries have been Delivered to Parent.

Section 3.2 Capitalization; Owners of Company Capital Stock.

(a) The Company’s authorized capital stock and its outstanding shares of capital stock as of the date of this Agreement are described in Section 3.2(a) of the Company Disclosure Letter. All Shares (i) have been duly authorized and validly issued, (ii) were not issued in violation of, and are not subject to, any preemptive or subscription rights, rights of first refusal or similar rights, and (iii) have been offered and sold pursuant to a registration statement under the Securities Act or a valid exemption from registration under the Securities Act, and other applicable securities Laws, and are otherwise in material compliance with such securities Laws. Section 3.2(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement and to the Company’s Knowledge, a complete and accurate list of the names and addresses of all holders of record of the Shares.

(b) Except as set forth in Section 3.2(b) of the Company Disclosure Letter or pursuant to the Contribution Agreement, there are no options, warrants, puts, calls, “phantom” stock rights, convertible or exchangeable securities or other rights, agreements, arrangements or commitments relating to the Company Capital Stock, or any other interest in the Company, or obligating it to issue, sell, purchase, redeem or otherwise acquire any Company Capital Stock, or any other interest in the Company, or which give any other Person the right to receive any benefits or rights similar to any rights enjoyed by any holder of Company Capital Stock (in the capacity as a holder of Company Capital Stock) or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company. Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all record holders of options or warrants to purchase Company Capital Stock, restricted shares of Company Capital Stock, restricted stock units or stock appreciation rights convertible into Company Capital Stock and all other phantom stock rights (a “Company Equity Right”), including for each Company Equity Right (i) the number of Shares subject to each Company Equity Right, (ii) the exercise or vesting schedule, as applicable, (iii) if applicable, the exercise price per share, (iv) the date of grant, (v) the expiration date, and (vi) if the Company Equity Right is a stock option, whether the stock option is an incentive stock option (as defined in Section 422 of the Code) or a nonqualified stock option. Except as set forth in Section 3.2(b) of the Company Disclosure Letter, there are no commitments or agreements of any character to which the Company is bound obligating it to accelerate the vesting or exercisability of any Company Equity Right as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events). Each grant of an Company Equity Right was validly issued and properly approved by the Company’s Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with applicable Law and recorded on the Company Financial Statements in accordance with GAAP consistently applied, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. The holders of the 12 % Warrant have agreed, pursuant to the Contribution Agreement, to contribute the 12% Warrant to the Company so that the 12% Warrant will terminate at or prior to the Effective Time without payment or further action.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth, with respect to each of its Subsidiaries, such Subsidiary’s name, type of entity, the jurisdiction of its organization or formation and its authorized and outstanding capital stock or other equity interests as of the date hereof. Except as set forth in Section 3.2(c) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any other stock or any other equity interests, nor does it have any obligation to make any investment, in any corporation, partnership or other Person. All of the issued and outstanding capital stock or other equity interests of each of the Company’s Subsidiaries (i) has been duly authorized and validly issued, (ii) was not issued in violation of any preemptive or subscription rights, rights of first refusal or similar rights, and (iii) has been offered and sold pursuant to a valid exemption from registration under the Securities Act and other applicable securities Laws, and are otherwise in material compliance with such securities Laws and the rules and regulations thereunder. Except as set forth in Section 3.2(c) of the Company Disclosure Letter, there are no options, warrants, puts, calls, “phantom” stock rights, convertible or exchangeable securities or other rights, agreements, arrangements or commitments relating to the capital stock or other equity interests of any of the Company’s Subsidiaries or obligating either the Company or any of its Subsidiaries to issue, sell, purchase, redeem or otherwise acquire any common stock of any of the Company’s Subsidiaries, or any other interest in any such Subsidiaries, or which give any other Person the right to receive any benefits or rights similar to any rights enjoyed by the Company or another of its Subsidiaries (in the capacity of a holder of common stock or other equity interests of any of the Company’s Subsidiaries) or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company’s Subsidiaries. The common stock or other equity interests of each of the Company’s Subsidiaries set forth in Section 3.2(c) of the Company Disclosure Letter constitutes all the issued and outstanding shares of common stock or other equity interests of such Subsidiaries as of the date hereof and are owned of record and beneficially by the Company or one of its Subsidiaries, as applicable, free and clear of all Encumbrances except as set forth in Section 3.2(c) of the Company Disclosure Letter. Except as set forth in Section 3.2(c) of the Company Disclosure Letter, none of the Company’s Subsidiaries owns stock or any other equity interests, or has any obligation to make any investment, in any corporation, partnership or other Person (other than another of the Company’s Subsidiaries).

Section 3.3 Authorization; Binding Agreement.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other document or instrument executed or to be executed by it in connection herewith, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each other document or instrument executed or to be executed by it in connection herewith, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby or thereby, have been duly and validly authorized by all necessary corporate action, and, except for the Written Consent, no additional authorizations or approvals of the Company or the holders of Company Capital Stock are necessary to authorize this Agreement or to consummate the Transactions. The Company and the holders of Company Capital Stock (including the Principal Stockholders) are authorized to act by the Written Consent and, upon such action, the Written Consent will constitute the legal, valid, binding and irrevocable vote necessary to authorize this Agreement and to consummate the Transactions. Without limiting the preceding sentence, the Board of Directors of the Company has approved and declared advisable this Agreement and the Merger and has recommended to Company stockholders the adoption of this Agreement and the Merger, and such recommendation has not been modified in any respect. This Agreement has been, and each other document or instrument to be executed by the Company in connection herewith will be, duly executed and delivered by the Company, and, when duly executed and delivered by the other parties hereto or thereto, constitutes, or will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company is not in violation of any provision of the Company Charter or the Company Bylaws, and its Subsidiaries are not in violation of any provision of their respective certificates of incorporation and bylaws (or similar organizational documents).

Section 3.4 No Conflict. The execution, delivery and performance by the Company of this Agreement and each other document or instrument executed or to be executed by it in connection herewith, and the consummation of the Transactions, do not and will not (a) violate, conflict with or result in the breach of the Company Charter, the Company Bylaws or any other organizational documents of the Company or any of its Subsidiaries, or (b) assuming the making and obtaining of all Filings and Consents set forth in Section 3.4 of the Company Disclosure Letter, and except as may result from any facts or circumstances relating solely to Parent, Merger Sub, any of their respective Affiliates, (i) conflict with or violate any Law or Governmental Order applicable to the Company, any of its Subsidiaries or any of the Company Assets, or (ii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent or Filing under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the triggering of any payments or the creation of an Encumbrance on any Company Assets pursuant to, any of the terms, conditions or provisions of any of the Material Contracts, any material Permit of the Company or any of its Subsidiaries or any material Permit pursuant to which any of the Company Assets are bound or subject. Except as set forth in Section 3.4 of the Company Disclosure Letter, the Company Charter and Company Bylaws are the Company’s only organizational documents, and there are no other Contracts defining or governing the rights of the holders of any Company Capital Stock or any of its other equity holders in their capacities as such, and there are no Contracts between or among the holders of Company Capital Stock defining or governing the rights of the Company Capital Stock, as applicable.

Section 3.5 Consents and Approvals. Except in connection with the FCC Consent, the Written Consent and as set forth in Section 3.5 of the Company Disclosure Letter, delivery and performance of this Agreement and each other document or instrument executed or to be executed by the Company in connection herewith does not and will not require the Company to obtain or provide Consent from or to make any Filing with any Governmental Authority or other third party.

Section 3.6 Financial Information.

(a) Section 3.6(a) of the Company Disclosure Letter sets forth true and complete copies of (i) the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2012 and December 31, 2011 and the related audited consolidated statements of income and cash flows of the Company and its consolidated Subsidiaries for the fiscal years then ended in each case as included in the Company’s audited financial statements filed with the SEC (collectively, the “Company Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2013, and the related unaudited consolidated statements of income and cash flows for the six-month period then ended (the “Company Interim Financial Statements” and, together with the Company Audited Financial Statements, the “Company Financial Statements”).

(b) The Company Financial Statements (A) were prepared in accordance in all material respects with the books of account and other financial records of the Company and its consolidated Subsidiaries, (B) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved except as may be indicated in the notes thereto or in Section 3.6(b) of the Company Disclosure Letter, (C) except as set forth in Section 3.6(b) of the Company Disclosure Letter, do not include since January 1, 2012 any non-recurring revenue (other than in the ordinary course of business) or extraordinary revenue in an amount greater than $250,000, and (D) present fairly in all material respects (subject, in the case of the Company Interim Financial Statements, to normal year-end adjustments and the absence of complete footnotes) the consolidated financial position and results of operations of the Company and its consolidated Subsidiaries as of the respective dates thereof or for the periods covered thereby.

(c) Neither the Company nor any of its Subsidiaries has any liability or obligation of the type required to be set forth on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, except (i) as (and to the extent) accrued for or disclosed in the most recent consolidated balance sheet included in the Company Interim Financial Statements, (ii) liabilities set forth in Section 3.6(c) of the Company Disclosure Letter or (iii) liabilities incurred since the date of the most recent Company Interim Financial Statements in the ordinary course of business consistent with past practice and Transaction Expenses.

(d) Except as set forth in Section 3.6(d) of the Company Disclosure Letter, the accounts receivable, notes receivable and other receivables reflected in the Company Interim Financial Statements have arisen out of bona fide sales and deliveries of goods, performance of services and other transactions in the ordinary course of business in conformity in all material respects with the applicable purchase orders, agreements and specifications and are valid, bona fide claims against debtors for sales or other charges, and are presented in accordance with GAAP.

Section 3.7 Reports.

(a) The Company and each of the Company’s Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2011 with any state or federal regulatory authority, including the SEC (collectively, “Regulatory Agencies”), and all other reports and statements required to be filed by them since December 31, 2011, including any report or statement required to be filed pursuant to the Laws of the United States, but in each case excluding any reports, registrations and statements related to Tax matters, to which this Section 3.7 does not pertain, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries. There has been no formal or informal inquiry by, or disagreement or dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company since December 31, 2011 that would, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the Closing.

(b) No final registration statement, prospectus, report, schedule or definitive proxy statement filed by the Company with the SEC (the “Company Reports”) pursuant to the Securities Act or Exchange Act, and the respective rules and regulations thereunder, in each case filed since December 31, 2011, as of the date of such Company Report (or, if amended prior to the date of this Agreement, as of the date of the last amendment and filing thereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All Company Reports filed under the Securities Act or the Exchange Act since December 31, 2011, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c) Since December 31, 2011, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company Reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX.

(d) To the extent and for the periods following December 31, 2011 during which the Company was required to comply with the rules requiring such maintenance, the Company maintained a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions were recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that receipts and expenditures were made only in accordance with the authorizations of management and directors and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company Assets that could have a material effect on the Company’s financial statements; and, to the Company’s Knowledge, continues to maintain such system in all material respects.

(e) To the extent and for the periods during which the Company was required to comply with the rules requiring such maintenance (and in any event ending no later than April 16, 2013), the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company were reasonably designed to ensure that information required to be disclosed by the Company in the reports that it filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed was accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and to the Company’s Knowledge such disclosure controls and procedures have been maintained in all material respects.

(f) Except as set forth in Section 3.7(f) of the Company Disclosure Letter, on and after December 31, 2012, the Company did not receive any written notification of any (i) “significant deficiency” or (ii) “material weakness” in the Company’s internal controls over financial reporting that has not been appropriately or adequately remedied by the Company. To the Knowledge of the Company, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(g) Since December 31, 2011 (and in any event ending on April 16, 2013), subject to any applicable grace periods, the Company has been in compliance with the applicable requirements of SOX, if any, in each case as in effect from time to time, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

Section 3.8 Litigation.

(a) Except as set forth in Section 3.8(a)(i) of the Company Disclosure Letter, there is no Action pending against the Company or any of its Subsidiaries, or to the Company’s Knowledge, any Action threatened against the Company or any of its Subsidiaries. Except as set forth in Section 3.8(a)(ii) of the Company Disclosure Letter, there is no Action pending or threatened by the Company or any of its Subsidiaries against any other Person. The Actions set forth in Section 3.8(a)(i) and Section 3.8(a)(ii) of the Company Disclosure Letter have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(b) Except as set forth in Section 3.8(b) of the Company Disclosure Letter, since January 1, 2012, neither the Company nor any of its Subsidiaries has settled or otherwise terminated any material Action.

(c) Except as set forth in Section 3.8(c) of the Company Disclosure Letter there are no outstanding orders, writs, judgments, decrees, injunctions or settlements that restrict the Company or any of its Subsidiaries from conducting their business in any material respect.

Section 3.9 Compliance with Laws.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Letter, since January 1, 2012, the Company and each of its Subsidiaries have conducted their respective businesses in compliance in all material respects with all Laws and Governmental Orders applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is in violation in any material respect of any such Laws or Governmental Orders.

(b) The Company and its Subsidiaries are in possession of all material Permits required for the Company and its Subsidiaries, as the case may be, to own, lease and operate the Company Assets or to carry on their respective businesses in all material respects as currently conducted. All such material Permits are in full force and effect. No Permit held by the Company is subject to any conditions except for those conditions set forth on the face of the document representing such Permit.

Section 3.10 Environmental Matters. Except as set forth in Section 3.10 of the Company Disclosure Letter, (a) the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws and has obtained, and is in compliance in all material respects with, all Environmental Permits, and any past noncompliance with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future costs or Liabilities of the Company or any of its Subsidiaries, (b) there are no Environmental Claims, including notices of causes of action or investigations relating to or arising under any Environmental Law pending, or to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries or against any Person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, and to the Company’s Knowledge there are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Hazardous Material, that could reasonably be expected to form the basis of any material Environmental Claim against the Company or against any Person or entity whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law, or otherwise result in any material costs or Liabilities for the Company or any of its Subsidiaries under Environmental Law, (c) to the Company’s Knowledge there has been no release or creation of any Hazardous Materials at any real property owned, leased, operated or acquired or formerly owned, leased, operated or occupied by the Company or any of its Subsidiaries during the period of the Company’s or any of its Subsidiaries’ ownership, lease, operation or occupation thereof that could result in any costs or Liabilities for the Company or any of its Subsidiaries under Environmental Law, (d) neither the Company nor any of its Subsidiaries is conducting or funding any investigation, cleanup, mitigation, restoration or reparation, or remedial or corrective action, or has agreed to assume the Liability of any other Person for any investigation, cleanup, remediation, mitigation, restoration or reparation, or remedial or corrective action, with respect to any release of Hazardous Materials, whether voluntarily or as required by Environmental Law, Governmental Authority or otherwise, that could result in any Liabilities of the Company or any of its Subsidiaries, and (e) the Company has Delivered to Parent true, correct and complete copies of all environmental investigations, studies, audits, tests, reports, reviews or other material environmental documentation that are in the possession or under the reasonable control of the Company or any of its Subsidiaries in relation to any premises presently or formerly owned, used, leased or occupied by the Company or any of its Subsidiaries.

Section 3.11 Intellectual Property. Section 3.11 of the Company Disclosure Letter sets forth a complete and correct list of all registered or applied for Owned Intellectual Property and all material Licensed Intellectual Property. The Company and its Subsidiaries own or have valid rights to use, free and clear of all Encumbrances, other than Permitted Encumbrances, all Intellectual Property used in, held for use in, necessary for the operation and conduct of, or otherwise material to, the businesses of the Company and its Subsidiaries as now conducted, or as conducted since January 1, 2012 or as currently contemplated by the Company to be conducted. There are no outstanding adverse Governmental Orders to which the Company or any of its Subsidiaries is subject with respect to any Owned Intellectual Property or, to the Company’s Knowledge, Licensed Intellectual Property. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries has infringed or, by conducting the Radio Network Businesses, would infringe the Intellectual Property rights of any Person. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will infringe the Intellectual Property rights of any Person, impair the right of the Company or any of its Subsidiaries to own or use any of the Owned Intellectual Property or material Licensed Intellectual Property, or, except as set forth in Section 3.11 of Company Disclosure Letter, require the Consent of any other Person in respect thereof. The conduct of the Company and its Subsidiaries’ businesses as currently conducted does not infringe, misappropriate or otherwise conflict with the Intellectual Property rights of any Person. To the Company’s Knowledge, since January 1, 2012, except as set forth in Section 3.11 of the Company Disclosure Letter, there has been no unauthorized use, infringement or misappropriation of the Owned Intellectual Property or Licensed Intellectual Property by any Person (including the Company’s and its Subsidiaries’ employees, former employees and contract workers). All of the Owned Intellectual Property is valid and subsisting. There is no claim or demand of any Person asserted in any proceeding that is pending or to the Company’s Knowledge threatened against the Company or its Subsidiaries that challenges the rights of the Company or its Subsidiaries in respect of any of the Owned Intellectual Property or Licensed Intellectual Property. The Company and its Subsidiaries, in the ordinary course of business, obtain proper and effective assignments or licenses or grants of authority to use, in each case in favor of the Company and its Subsidiaries, any and all Intellectual Property material to the Company’s or its Subsidiaries’ Radio Network Businesses that employees or consultants employed or engaged by or on behalf of the Company or its Subsidiaries, as applicable, have created or developed as part of such employment or engagement. Immediately subsequent to the Closing, the Owned Intellectual Property will be owned, and, subject to the receipt of all applicable third party Consents set forth on Section 3.11 of the Company Disclosure Letter, the material Licensed Intellectual Property will be available for use by Parent or the Surviving Corporation or their Subsidiaries on terms and conditions substantially similar to those under which the Company or its Subsidiaries, as applicable, owned or used such Intellectual Property immediately prior to the Closing. The Company and its Subsidiaries use personal information collected from users of websites owned and/or operated by the Company or its Subsidiaries in accordance in all material respects with privacy policies published to users of such websites and applicable privacy Law.

Section 3.12 Real Property.

(a) There is no Owned Real Property, and there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof.

(b) (i) Section 3.12(b)(i) of the Company Disclosure Letter contains a true, current and complete list of all Leased Real Property; (ii) except as set forth on Section 3.12(b)(ii) of the Company Disclosure Letter, the Company or one of its Subsidiaries has, and at Closing will have, good and valid leasehold interests in each of the Leased Real Properties, and such leasehold interests are free and clear of all Encumbrances, except Permitted Encumbrances; and (iii) except as set forth in Section 3.12(b)(iii) of the Company Disclosure Letter, (A) the Company has Delivered to Parent true and complete copies of the Contracts relating to each Leased Real Property (collectively, the “Leases”) and (B) since January 1, 2013 there has not been any sublease or assignment entered into by the Company or any of its Subsidiaries in respect of any of the Leases.

(c) (i) Except as set forth in Section 3.12(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person the right to use or occupy all or any portion of the Leased Real Property and, other than the Company or one or more of its Subsidiaries, there are no parties in possession of any portion of the Leased Real Property, whether as lessees, tenants at will, trespassers or otherwise and (ii) neither the Company nor any of its Subsidiaries has received notice of any pending condemnation or similar proceeding affecting any portion of the Leased Real Property and, to the Company’s Knowledge, no such action is presently contemplated or threatened.

(d) All Leases are valid and in full force and effect. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice or lapse of time or both, would constitute a default under the provisions of, any Lease, in each case without curing such violation or default.

Section 3.13 Employee Benefit Matters.

(a) Section 3.13(a) of the Company Disclosure Letter contains a true and complete list of (i) any “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (the “ERISA Plans”) and (ii) any stock option, stock purchase, restricted stock, equity based, deferred compensation, retiree medical or life insurance, supplemental retirement, change in control, bonus or incentive, or other benefit or compensation plans, programs or arrangements and all employment, termination, severance or other contracts or agreements that are not otherwise Material Contracts (except in the case of multiple employment agreements that follow substantially the same form, only such form of employment agreement) (“Other Plans”), in the case of either (i) or (ii), to which the Company or any of its Subsidiaries is a party, or with respect to which the Company or any of its Subsidiaries has any obligation to or which are maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of, any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries. The ERISA Plans

and the Other Plans are referred to collectively in this Agreement as the “Benefit Plans.” Section 3.13(a) of the Company Disclosure Letter also indicates the plans and arrangements that are provided by Insperity and cover employees of the Company or any of its Subsidiaries pursuant to the terms of the Client Service Agreement with Insperity (“Insperity Plans”), which shall not constitute “Benefit Plans.” Neither the Company nor any of its Subsidiaries has, or since January 1, 2012 has had, any obligation (A) to create, incur Liability with respect to or cause to exist any other Benefit Plan not listed in Section 3.13(a) of the Company Disclosure Letter or (B) to modify, change or terminate any of the Benefit Plans, other than with respect to a modification, change or termination required by applicable Law or as would not result in material Liability to the Company or its Subsidiaries.

(b) Each of the Benefit Plans (other than multiemployer plans) has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including the Code and ERISA. Each of the Company and its Subsidiaries has performed all obligations required to be performed by it under, is not in default under, or in violation of, any of the Benefit Plans, any applicable Laws, ERISA, or the provisions of the Code applicable to such Benefit Plans, except for immaterial defaults or violations. With respect to the Insperity Plans, each of the Company and its Subsidiaries has performed all obligations required to be performed by it under, and is not in default under, or violation of, the Client Services Agreement with Insperity except for immaterial defaults or violations. No Action is pending or, to the Company’s Knowledge, threatened in writing with respect to any of the Benefit Plans (other than claims for benefits in the ordinary course). No Encumbrance has been imposed under Section 412(n) or 430(k) of the Code or Section 302(f) or 303(k) or Title IV of ERISA on the Company Assets, and no event or circumstance has occurred that could reasonably be expected to result in the imposition of any such Encumbrance on any Company Assets.

(c) Each of the ERISA Plans (including, to the Company’s Knowledge, any multiemployer plan and each Insperity Plan) that is intended to be qualified under Section 401(a) of the Code and each trust established in connection with any of the ERISA Plans which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a favorable determination letter from the IRS or is in the form of a prototype or volume submitter document that is the subject of a favorable notification or opinion letter from the IRS, and, to the Company’s Knowledge, no fact or event has occurred since the date of such determination or opinion or notification letter that would reasonably be expected to affect the qualified status of any such ERISA Plan or the exempt status of any related trust. None of the Company or any of its Subsidiaries, any of the ERISA Plans, any trust created thereunder, or to the Company’s Knowledge any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action that could subject the Company or any of its Subsidiaries to any liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Sections 4975(a) or (b), 4976 or 4980B of the Code.

(d) Except as set forth on Section 3.13(d) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon consummation of the transactions contemplated hereby or upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Benefit Plans, or (iii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any of the Benefit Plans. None of the Benefit Plans in effect immediately prior to the Closing Date would result separately or in the aggregate (including as a result of this Agreement or the transactions contemplated hereby) in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or any payment which would not be deductible under Section 162(m) of the Code.

(e) Neither the Company nor, any of its Subsidiaries nor any ERISA Affiliate maintains, sponsors, participates in or contributes to any ERISA Plan that is, nor is any Insperity Plan, subject to Title IV of ERISA or Section 412 or Section 430 of the Code, nor do they have any Liability with respect thereto or under Title IV of ERISA (including on account of any of their ERISA Affiliates).

(f) Except as set forth on Section 3.13(f) of the Company Disclosure Letter none of the Benefit Plans provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of the Company, its Subsidiaries or any of their ERISA Affiliates after retirement or other termination of service (other than (i) coverage mandated by applicable Laws or (ii) death benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA).

(g) Since January 1, 2012, each of the ERISA Plans that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) (i) has been operated in good faith compliance with Section 409A of the Code and the regulations thereunder and (ii) is, in all material respects, in documentary compliance with Section 409A of the Code, in each case, taking into account any applicable transition rules, good faith compliance standards, and extensions of the deadline for compliance.

(h) None of the assets of any Benefit Plan is invested in employer securities.

(i) There has been no act or omission that would impair the ability of the Company or one of the Subsidiaries, as appropriate (or any successor thereto) to amend or terminate any Benefit Plan in accordance with the Benefit Plan’s terms and applicable Law.

Section 3.14 Taxes.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Letter, all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries have been timely filed in all material respects (taking into account any extension of time to file granted or obtained), and such Tax Returns are true, correct and complete in all material respects.

(b) Except as set forth in Section 3.14(b) of the Company Disclosure Letter, all Taxes required to have been paid by or with respect to the Company or any of its Subsidiaries have been paid.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Letter, no material deficiency for any amount of Tax has been asserted or assessed against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(d) There are no Tax liens on any Assets of the Company and its Subsidiaries (other than Permitted Encumbrances).

(e) Except as set forth in Section 3.14(e) of the Company Disclosure Letter, no examination of any Tax Return (or lack thereof) of the Company or any of its Subsidiaries is currently in progress. Except as set forth on Section 3.14(e) of the Company Disclosure Letter, no adjustment relating to any Tax Return has been proposed formally or informally in writing by any Governmental Authority and, to the Company’s Knowledge, no basis exists for any such adjustment. Except as set forth on Section 3.14(e) of the Company Disclosure Letter, no claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or its Subsidiary, as applicable, is or may be subject to Taxes by that jurisdiction. Except as set forth on Section 3.14(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any notice of any pending or threatened assessment of Taxes, or any audits, examinations, investigations, or other proceedings in respect of Taxes or Tax Returns of the Company or any of its Subsidiaries.

(f) Except as set forth in Section 3.14(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes. Section 3.14(f) of the Company Disclosure Letter lists all jurisdictions in which the Company or its Subsidiaries files Tax Returns, and the years in each jurisdiction for which the statute of limitations with respect to any such Tax Returns is still open.

(g) Except as set forth on Section 3.14(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is liable for the Taxes of any other Person as a transferee, successor, by Contract, or by reason of having joined in a consolidated, combined or similar Tax Return.

(h) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(1) and Reg. §1.6011-4(b) (or similar provisions of state, local or foreign Law).

(i) Neither the Company nor any of its Subsidiaries has received approval to make or agreed to a change in any accounting method for Tax purposes or has any written application pending with any Governmental Authority requesting permission for any such change. Except as set forth in Section 3.14(i) of the Company Disclosure Letter, the Company and each of its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of any taxable period) after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law entered into prior to the Closing); (ii) installment sale or open transaction disposition occurring on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (iv) election under Section 108(i) of the Code.

(j) All Taxes which the Company and any of its Subsidiaries are required by Law to withhold or collect for payment have been duly withheld and collected, and have been timely paid to the appropriate Governmental Authority.

(k) The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code . All related party transactions conducted by the Company or any of its Subsidiaries have been, in all material respects, on an arm’s length basis in accordance with Section 482 of the Code.

(l) Neither the Company nor any Subsidiary has distributed its Company Capital Stock to another corporation, or had its Company Capital Stock distributed by another corporation, in a transaction that was purported or intended to be governed by Section 355 of the Code.

(m) The unpaid Taxes of the Company and its Subsidiaries do not exceed the reserve for Tax Liability set forth in the Company Audited Financial Statements for the year ended December 31, 2012 and the Company Interim Financial Statements and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. Since the date of the Company Interim Financial Statements, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside of the ordinary course of business consistent with past custom and practice.

Section 3.15 Labor Matters.

(a) Except as set forth in Section 3.15(a) of the Company Disclosure Letter, since January 1, 2012, (i) each of the Company and its Subsidiaries has been and is in compliance in all material respects with all applicable Laws regarding employment and employment practices including all applicable Laws with respect to terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, equal employment opportunity, affirmative action, plant closures and layoffs, workers’ compensation, collective bargaining, labor relations, disability rights or benefits, employee leave issues, worker classification, and unemployment insurance, (ii) neither the Company nor any of its Subsidiaries has received written or, to the Company’s Knowledge, other notice that any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws intended to or intends to conduct an investigation with respect to or relating to them, or notice that such investigation is in progress, (iii) there has not been and there is no employment-related Action pending or, to Company’s Knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Authority, (iv) neither the Company nor any of its Subsidiaries has been or is a party to, or otherwise bound by, any Governmental Order relating to employees or employment practices, and (v) neither the Company nor any of its Subsidiaries has been or is delinquent in any material payments, nor has there been a pattern of delinquency in payments, to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(b) For each employee of the Company and its Subsidiaries, a true and accurate list of the employee’s position, total 2012 and 2013 year-to-date compensation (including base salary, bonus, commissions, and other compensation), and salaried/hourly status and the Company’s or its Subsidiaries’ classification of such employees as exempt or non-exempt, as of the date hereof, has been provided to the other party’s highest-ranking human resource executive on a confidential basis.

(c) Section 3.15(c) of the Company Disclosure Letter sets forth a true and accurate list of all Persons currently performing or engaged to perform consulting services for the Company and its Subsidiaries (for the avoidance of doubt, excluding vendors) and who are expected to receive more than $25,000 in compensation per calendar year or who are otherwise not terminable on less than thirty (30) days’ notice.

(d) The Company and its Subsidiaries are and have been in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local Law relating to plant closings and layoffs (collectively, the “WARN Act”). Section 3.15(d) of the Company Disclosure Letter contains a true and complete list of the names and the sites of employment or facilities of those individuals who have suffered an “employment loss” (as defined in the federal WARN Act) at any site of employment or facility of the Company or any of its Subsidiaries during the 90-day period prior to the date of this Agreement. Section 3.15(d) of the Company Disclosure Letter shall be updated immediately prior to the Closing with respect to the 90-day period prior to the Closing Date.

(e) Except as listed in Section 3.15(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any collective bargaining agreement or similar agreement or relations hip with any labor organization or works council, or (ii) work rules or practices agreed to or with any labor organization. There is no works council or employee association applicable to employees of the Company or any of its Subsidiaries. Presently there is, and since January 1, 2012 there has been, no (x) unfair labor practice charge, complaint, material grievance or Action arising out of or under any collective bargaining agreement, nor, to the Company’s Knowledge, is any such charge, complaint, grievance or proceeding threatened, (y) strike, slowdown, work stoppage, lockout or other material labor dispute, nor, to the Company’s Knowledge, is any such dispute threatened against or affecting the Company or its Subsidiaries, or (z) to the Company’s Knowledge, union organizing or decertification activities by employees of the Company or its Subsidiaries.

(f) The personnel manuals, handbooks and material policies applicable to employees of the Company or any of its Subsidiaries are in writing, true and complete copies of which have heretofore been Delivered to Parent.

(g) To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, restrictive covenant or other material obligation to a former employer of such employee relating (i) to the right of such employee to be employed by the Company or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

Section 3.16 Transactions with Affiliates. Except as listed in Section 3.16 of the Company Disclosure Letter, no Principal Stockholder, no officer, director or Affiliate of the Company or any of its Subsidiaries, and no Person that is, to the Company’s Knowledge, an Affiliate of a Principal Stockholder (a) has borrowed from, or loaned money or other property to, the Company or one of its Subsidiaries which has not been repaid or returned, or (b) other than in such Person’s capacity as a stockholder or holder of Indebtedness, as applicable, (i) has any interest in any Company Asset or any property used by the Company or any of its Subsidiaries or (ii) is a party, directly or indirectly, to any Contract with the Company or any of its Subsidiaries (clauses (a) and (b), collectively, the “Affiliate Transactions”), in each case except as otherwise disclosed on Section 3.16 of the Company Disclosure Letter.

Section 3.17 Letters of Credit, Surety Bonds and Guaranties. Section 3.17 of the Company Disclosure Letter sets forth (i) all standby letters of credit (to the extent that they are for the account of the Company or its Subsidiaries), performance or payment bonds, guaranty arrangements and surety bonds of any nature relating to the Company or any of its Subsidiaries (other than those entered into in the ordinary course of business with respect to the Leases) (the “Business Guaranties”) and (ii) the amount of each such Business Guaranty. Neither the Company nor any of its Subsidiaries has agreed to modify or cancel any such Business Guaranty, nor has the Company or any of its Subsidiaries received written notice of actual or threatened modification or termination of any such Business Guaranty.

Section 3.18 Brokers. Except as set forth in Section 3.18 of the Company Disclosure Letter, no Person is entitled to any brokerage, finder’s, investment banker’s or other fee or Commission in connection with the transactions contemplated by this Agreement based upon any action or agreement by or on behalf of the Company, its Subsidiaries or any of their respective Affiliates or the Principal Stockholders.

Section 3.19 Absence of Certain Changes or Events. Except as set forth in Section 3.19 of the Company Disclosure Letter, since July 1, 2013 through the date hereof, (a) the Company and its Subsidiaries have operated their businesses in the normal course consistent with past practice, and none of them has taken any action since such date which would have been prohibited by Section 4.1 hereof if this Agreement had been in effect since July 1, 2013, and (b) there has not been a Material Adverse Effect on the Company.

Section 3.20 Material Contracts.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of all of the Material Contracts, setting forth for each such Material Contract the subsections of the definition of Material Contract applicable to such Material Contract.

(b) Except as set forth in Section 3.20(b) of the Company Disclosure Letter, all of the Material Contracts are in full force and effect, and are legal, valid and binding obligations of the Company or its Subsidiaries, as applicable, and, to the Company’s Knowledge, are valid, binding and enforceable against the other parties thereto. Neither the Company nor any of its Subsidiaries is in default (and no condition exists that, with notice or lapse of time or both, would constitute such a default by the Company or any of its Subsidiaries) in the performance, observance or fulfillment of any obligation, covenant or condition contained in any such Material Contract. To the Company’s Knowledge, no other party to any of Material Contract is in default thereunder (nor, to the Company’s Knowledge, does any condition exist that, with notice or lapse of time or both, would constitute such a default by any such party).

Section 3.21 Advertisers, Broadcast Groups, Producers and Format Customers. Section 3.21 of the Company Disclosure Letter sets forth a list of (a) the top 20 advertisers of the Company and its Subsidiaries (measured by gross advertising revenue) for the twelve months ended December 31, 2012 and for the period from January 1, 2013 through June 30, 2013, (b) the top five broadcast groups (measured by Average Quarter Hour impressions) of the Company and its Subsidiaries as of December 31, 2012 and as of August 19, 2013, (c) the top 20 producers of the Company and its Subsidiaries (measured by gross advertising revenue) for the twelve months ended December 31, 2012 and for the period from January 1, 2013 through June 30, 2013, and (d) the top five format customers of the Company and its Subsidiaries (measured by weekly impressions) as of December 31, 2012 and as of August 19, 2013, in each case together with a listing of revenue (or weekly or Average Quarter Hour impressions, as applicable) by each such advertiser, broadcast group, producer and format customer for the applicable period. No such Person listed on Section 3.21 of the Company Disclosure Letter has (i) terminated, cancelled or, to the Company’s Knowledge, threatened to terminate or cancel such Person’s business relationship with the Company or any of its Subsidiaries or (ii) demanded any material modification, termination or limitation of such Person’s business relationship with the Company or any of its Subsidiaries.

Section 3.22 Insurance. Section 3.22 of the Company Disclosure Letter sets forth a list of all insurance policies covering or relating to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has agreed to modify or cancel any such policy, nor has the Company or any of its Subsidiaries received written notice of actual or threatened modification or termination of any such policy. All premiums with respect to such insurance policies have been paid in all material respects on a timely basis, no written notice of cancellation or termination has been received with respect to such policy, and neither the Company nor any of its Subsidiaries has failed to give any notice with respect to any material claim thereunder in due and timely fashion. There are no pending claims against such insurance by the Company or any of its Subsidiaries as to which the insurers have denied coverage or otherwise reserved rights. Section 3.22 of the Company Disclosure Letter lists all claims of the Company or any of its Subsidiaries that are currently pending with an insurance carrier.

Section 3.23 Bank Accounts. Section 3.23 of the Company Disclosure Letter identifies all bank and brokerage accounts of the Company and each of its Subsidiaries, whether or not such accounts are held in any of their respective names, lists the respective signatories therefore and lists the names of all individuals holding a power of attorney from the Company or any of its Subsidiaries with respect to such accounts.

Section 3.24 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Moelis & Company, dated the date of this Agreement, to the effect that, as of the date of such opinion and subject to the procedures followed, and the qualifications, assumptions and limitations set forth therein, the Common Stock Per Share Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than the Principal Stockholders and their respective affiliates).

Section 3.25 Books and Records. True, correct and complete copies of the books of account, stock record books and minute books of the Company and each of its Subsidiaries have been made available to Parent and Merger Sub, and such books and records have been maintained in all material respects in accordance with good business practices and in accordance with applicable Law. At the Closing, all of such books and records will be in the possession of the Company or its Subsidiaries.

Section 3.26 State Takeover Statutes. No “fair price,” “moratorium,” “business combination,” “control share acquisition” or other anti-takeover or similar Law or anti-takeover or similar provision in the Company Charter or Company Bylaws applies to the execution, delivery or performance of this Agreement, or the consummation of the Merger or the other Transactions.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Conduct of Business Prior to the Closing.

(a) Except as specifically permitted by this Agreement or set forth in Section 4.1(a) of the Company Disclosure Letter, during the period from the date of this Agreement to the earlier of the Closing Date or the Termination Date, the Company shall and shall cause each of its Subsidiaries to (i) conduct the operations of it and each of its Subsidiaries in the ordinary course of business consistent with past practice, and (ii) use commercially reasonable efforts to (A) preserve intact its business organization and its significant business relationships, retain its employees, and maintain the existing relations with customers, suppliers, creditors, business partners, insurers and others having business dealings with it and its Subsidiaries, (B) maintain insurance on the Company Assets and operations in such amounts and such kinds comparable to that in effect on the date of this Agreement, and (C) maintain all material Permits without adverse modification.

(b) The Company covenants and agrees that except as described in Section 4.1(b) of its Disclosure Letter, during the period from the date of this Agreement to the earlier of the Closing Date or the Termination Date, without the prior written Consent of Parent, it will not, and will cause each of its Subsidiaries not to:

(i) declare, set aside, make or pay any dividends on, or make any other distributions in respect of, or redeem or repurchase, any Company Capital Stock;

(ii) issue (except for equity interests to be issued or delivered pursuant to Company Equity Rights), sell, redeem (except as provided in the Contribution Agreement), repurchase, pledge, dispose of or otherwise permit any Encumbrances upon, or authorize the issuance, sale, redemption, repurchase, pledge, disposition or other Encumbrance of, any equity interests, notes, bonds or other securities of the Company (including any Company Equity Rights (including warrants)) or any of its Subsidiaries (or any option, warrant or other right to acquire the same);

(iii) (1) acquire (including by merger, consolidation, acquisition of stock or all or substantially all of the assets or any other business combination) or make any loan, advance or capital contribution to, or investment in, any Person (other than (x) customary reimbursement or advancement of travel and other expenses of an employee, advisor or representative of it or one of its Subsidiaries or advances, guarantees or prepayments to producers, programming partners or other pursuant to contractual arrangements in the ordinary course of business consistent with past practices or (y) a wholly owned Subsidiary), or, except as permitted by Section 4.1(c), otherwise acquire any assets (other than from a wholly owned Subsidiary, and other than inventory in the ordinary course of business consistent with past practice), (2) sell, lease, license, transfer, or otherwise dispose of or abandon any Company Assets (other than inoperable or obsolete Assets in the ordinary course of business consistent with past practice), or (3) incur any Encumbrance on any of its Assets (other than Permitted Encumbrances and Encumbrances that will be released or terminated in connection with the Closing);

(iv) amend or restate the organizational documents of it or any of its Subsidiaries;

(v) except as required by any agreement set forth in Section 4.1(b)(v) of the Company Disclosure Letter and specifically described in Section 4.1(b)(v) of the Company Disclosure Letter, (1) grant or announce any increase in the salaries, bonuses, pension, severance, welfare or other benefits payable to any employee or director, (2) pay any bonus to any employee or director other than as required by Law or pursuant to any plans, programs, policies, practices or agreements existing on the date hereof except to the extent such payment would constitute a Transaction Expense, (3) establish, enter into, adopt, amend in any material respect or terminate any employee benefit plan or employment agreement to the extent applicable to employees of it or any of its Subsidiaries or amend the terms of any outstanding equity-based awards, (4) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee benefit plan to the extent applicable to employees of it or any of its Subsidiaries as of the date hereof, (5) enter into or make any loans to any employee (except as permitted pursuant to Section 4.1(b)(iii)) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Person, whether pursuant to an employee benefit plan or otherwise, (6) enter into, adopt or amend in any material respect any severance or change of control agreement with any employee, except to the extent payments under which would constitute a Transaction Expense, or (7) promote any employee to vice president level or above or change the reporting structure of it or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

(vi) split, combine or reclassify any class of capital stock of it or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for such capital stock;

(vii) dissolve, wind-up or liquidate it or any of its Subsidiaries;

(viii) adopt or implement any change in the policies or practices of it or any of its Subsidiaries with regard to the extension of discounts or credit to customers or collection of receivables from customers;

(ix) enter into, adopt, amend, or terminate any collective bargaining Contract or Contract with any labor union;

(x) grant or acquire from any Person, or dispose of or permit to lapse, any rights to any Intellectual Property (except with respect to immaterial domain names in the ordinary course of business consistent with past practice), or disclose or agree to disclose to any Person, other than employees and representatives of the other party, any non-public Trade Secrets;

(xi) compromise, settle or agree to settle any one or more Actions (including the matters set forth on Section 3.8 of the Company Disclosure Letter) requiring payments by Company in excess of $50,000 in the aggregate or requiring any other undertaking by the Company or its Subsidiaries or institute any material Action;

(xii) enter into, adopt, amend in any material respect or terminate any of its Material Contracts (other than this Agreement); provided that in respect to this Section 4.1(xii), Parent’s Consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged and agreed that in determining whether or not to provide such Consent Parent shall be entitled to take into account the business combination resulting from the Transactions, its plans therefor, the benefits (including synergies) expected to result therefrom, and the potential effect of the proposed action by the Company thereon;

(xiii) make any change in the Tax, financial or other accounting methods, principles or practices, except as may be required by a change in GAAP or Tax Laws;

(xiv) file any amendment to any Tax Return or make any election relating to Taxes, change any election relating to Taxes already made, adopt or change any accounting method relating to Taxes, enter into any closing agreement relating to Taxes, settle any material claim or assessment relating to Taxes or Consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

(xv) accelerate the billing or other realizations of any accounts receivable or delay the payment of, or fail to pay or satisfy when due, any accounts payable outside the ordinary course of business consistent with past practice;

(xvi) incur any Indebtedness (other than draws on the current revolving facility in the ordinary course of business consistent with past practice and interest accruals) or make any payments or prepayments in respect of any Indebtedness, other than (1) payments in respect of interest and the principal amortization payments identified on Section 4.1(b)(xvi) of the Company Disclosure Letter and (2) Indebtedness Payments;

(xvii) take any action or, as the case may be, fail to take any action that will or that could reasonably be expected to result in the cancellation, revocation, non-renewal or adverse modification of any Permit in the future; and

(xviii) agree to take any of the actions specified in this Section 4.1.

(c) During the period from the date of this Agreement to the earlier of the Closing Date and Termination Date, unless Parent provides prior written consent otherwise, the Company shall not, and shall cause its Subsidiaries not to, make any capital expenditures other than in the ordinary course of business consistent with past practice.

Section 4.2 No Solicitation. After the date hereof and prior to the Effective Time, the Company agrees that the Company and its Subsidiaries will not, directly or indirectly, and that it will use reasonable best efforts to cause the directors, officers, employees, financial advisors, accountants, attorneys and other representatives (collectively, “Representatives”) of the Company and its Subsidiaries not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information or data, or affording access to the books, records, or employees of the Company) the making, submission or announcement of any inquiry regarding, or any proposal or offer relating to a merger, acquisition, consolidation, tender offer, exchange offer or other transaction involving, or any proposal or offer to purchase or acquire in any manner, directly or indirectly, (A) assets (including equity interests) representing 5% or more of the assets or revenues of the Company and its Subsidiaries taken as a whole, or (B) 5% or more of the voting securities of the Company, other than, in each case, the Merger or other transactions with Parent (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”), (ii) enter into, participate, continue or otherwise engage in discussions or negotiations with, or provide any non-public information to any Person (other than Parent, Merger Sub and their Representatives) with respect to any inquiries regarding, or the making, submission or announcement of, an Acquisition Proposal, (iii) enter into or approve any letter of intent, agreement in principle, option agreement, share purchase agreement, acquisition agreement or similar agreement for an Acquisition Proposal, or (iv) terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar Contract to which the Company or any of its Subsidiaries is a party. The Company will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than Parent, Merger Sub or their Representatives) conducted prior to the date of this Agreement by the Company, its subsidiaries or any of their respective Representatives with respect to any actual or potential Acquisition Proposal.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Written Consent. Promptly, following the execution and delivery of this Agreement by the parties hereto, the Company shall seek the irrevocable written Consent of the Principal Stockholders approving all of the Transactions contemplated by this Agreement (the “Written Consent”). The Company shall comply with the DGCL, the Company Charter and the Company Bylaws in connection with the Written Consent, including giving written notice no later than ten Business Days after the execution of the Written Consent, in accordance with Section 228 of the DGCL, of the taking of the actions described in the Written Consent to all other holders of Company Capital Stock and providing a description of any appraisal rights of holders of Company Capital Stock available under Section 262 of the DGCL and providing all other information and disclosures with respect to appraisal rights required by the DGCL. The Company shall provide a copy of such notice to Parent prior to mailing such notice to holders of Company Capital Stock for Parent’s reasonable review and comment.

Section 5.2 Access to Information. Prior to the earlier of the Closing Date or the Termination Date, and upon reasonable advance notice, the Company shall give Parent and its Representatives reasonable access to, and the right to inspect, those offices, equipment, properties, facilities, contracts, agreements, commitments, books and records (including with respect to Taxes) as Parent may reasonably request, and reasonable access to the personnel and agents (including auditors) of the Company as Parent may reasonably request, in each case only to the extent that such access or inspection (i) is conducted during regular business hours and in a manner so as not to unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (ii) would not jeopardize any attorney-client privilege, as determined in good faith by the Company, and (iii) would not violate, and would not reasonably be expected to violate, any applicable Law.

Section 5.3 Confidentiality; Public Disclosure; Non-Disparagement.

(a) Confidentiality. The parties hereto acknowledge that Radio Networks, LLC (a Subsidiary of Parent) and the Company previously executed a mutual non- disclosure agreement dated May 24, 2013, (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Parent hereby agrees to comply with the obligations of a “Representative” (as defined thereunder) of Radio Networks, LLC under the Confidentiality Agreement in accordance with its terms.

(b) Public Disclosure. None of the Company, Parent or Merger Sub will, and neither the Company nor Parent will permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, the Transactions without the prior consent (which consent will not be unreasonably withheld, conditioned or delayed) of Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or by the rules and regulations of the Nasdaq Stock Market or in any Investor Report that is of a scope and nature consistent with the Investor Reports furnished prior to the date hereof.

(c) Non-Disparagement. Neither Parent nor the Company shall, and each shall cause their directors and officers to not, prior to earlier of the Closing Date and the termination of this Agreement, make or induce others to make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which is disparaging to the Transactions or the parties hereto, their Subsidiaries, their stockholders or any of their affiliates or which is disparaging to their respective former or current officers, directors, employees, advisors, businesses or to their reputations. For the avoidance of doubt, nothing in this Section 5.3(c) shall in any way restrict Parent or the Company from continuing to operate their respective businesses in the ordinary course of business consistent with past practice.

Section 5.4 Regulatory and Other Authorizations; Notices and Consents.

(a) The Company, Parent and Merger Sub shall each use reasonable best efforts to promptly obtain all Consents of, and make all Filings with, Governmental Authorities and other third parties, in each case, that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with the other party in promptly seeking to obtain all such Consents and to make all such Filings. Notwithstanding the foregoing or any other covenant herein contained, nothing in this Agreement shall be deemed to require Parent or any of its Affiliates (i) to divest or hold separate any assets or agree to limit its future activities, method or place of doing business, (ii) to commence any litigation against any Person in order to facilitate the consummation of the Transactions contemplated hereby or (iii) to defend against any litigation filed with or brought by any Governmental Authority seeking to prevent the consummation of, or impose limitations on, any of the Transactions contemplated hereby.

(b) FCC Consents.

(i) The Transactions contemplated hereby are expressly conditioned on and subject to the prior Consent (the “FCC Consent”) of the Federal Communications Commission (“FCC”) to transfer control of the Permits issued to the Company by the FCC, all of which are set forth on Section 5.4(b)(i) of the Company Disclosure Letter. Parent and Company shall take all reasonable steps to cooperate with each other and with the FCC to secure the FCC Consent expeditiously.

(ii) (ii) Within five Business Days after the date of this Agreement, each party shall prepare and cooperate in submitting to the FCC its respective portion(s) of the applications for FCC Consent (“FCC Applications”) and all other materials necessary and proper in connection with such FCC Applications. The parties shall, or as the case may be, cause their respective Subsidiaries to, (A) prosecute the FCC Applications with all reasonable diligence and otherwise use commercially reasonable efforts to obtain the FCC Consent as expeditiously as reasonably practicable, including the expeditious submission of any additional information requested by the FCC or required by applicable Law (whether through an amendment to the FCC applications or otherwise), (B) provide the other party with a reasonable opportunity to review and comment on any proposed submission to the FCC before it is filed, (C) provide the other party with copies of any material communications to or from the FCC with respect to the FCC Applications, (D) notify the other party or party as soon as reasonably practicable in the event it becomes aware of any other facts or circumstances that directly or indirectly may affect the issuance of the FCC Consent, (E) oppose any petitions to deny or other objections filed with respect to the FCC Applications and any requests for reconsideration or judicial review of the FCC Consent, and (F) not knowingly take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the FCC Consent. Except as otherwise provided in this Agreement, each party will be solely responsible for the expenses incurred by it in the preparation, filing and prosecution of its respective portion(s) of the FCC Applications; however, the fees paid to the FCC in conjunction with the FCC Applications will be split equally between Parent and Company.

Section 5.5 Further Action. The parties hereto shall each use its reasonable best efforts to take, or cause to be taken, all action required by applicable Law or otherwise deemed reasonably advisable, including the execution and delivery of documents and other papers, as may be required or otherwise warranted by the provisions of this Agreement, to satisfy the conditions precedent in Article VI and to consummate and make effective the Transactions contemplated by this Agreement as soon as practicable. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use reasonable best efforts to cause to be executed and delivered, all instruments, and to obtain all Consents and make all Filings as may be required for the transfer or assignment of any Permit, Contract or other instrument, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the Transactions contemplated hereby and to cause the conditions to Closing set forth herein to be satisfied as soon as reasonably practicable.

Section 5.6 Employees and Employee Benefits.

(a) Salary and Wages. Parent will cause the Surviving Corporation to continue the employment effective immediately after the Closing Date of all of the active employees of the Company and its Subsidiaries, and all persons employed by the Company and its Subsidiaries who are not actively at work immediately prior to the Closing Date due to a leave of absence (including without limitation due to vacation, holiday, sick leave, maternity or paternity leave, military leave, jury duty, bereavement leave, injury or short-term disability). All such retained employees of the Company and its Subsidiaries who are employed by the Company and its Subsidiaries immediately following the Closing Date are referred to as “Retained Employees.” Nothing in this Section 5.6 will obligate Parent, Surviving Corporation, the Company or its Subsidiaries to continue the employment of any such Retained Employee for any specific period and the employment of the Retained Employees shall be terminable at any time.

(b) Employee Benefits. For a period of not less than one year following the Closing Date, Parent will provide, or will cause the Surviving Corporation to provide, each Retained Employee with employee benefits (excluding any equity-based compensation, but including vacation accrual, vacation banking, severance pay and the employer matching contribution rate under any 401(k) plan) that are substantially similar in the aggregate to those employee benefits that are provided from time to time to similarly situated employees of Parent.

(c) Employee Service Credit. Parent (i) will give, or cause the Surviving Corporation to give, each Retained Employee service credit granted by the Company or any of its Subsidiaries prior to Closing for purposes of eligibility to participate and vesting and determination of level of severance pay under the benefit plans made available to similarly situated employees (which for the avoidance of doubt does not include service credit for purposes of benefit accrual under any Parent (or other Parent Affiliate) defined benefit pension plan or retiree health or retiree welfare benefit plan), (ii) will give, or cause the Surviving Corporation to give, each Retained Employee service credit granted by the Company or any of its Subsidiaries prior to Closing under any comparable personnel policies that cover the Retained Employee after the Closing Date, including any vacation and sick leave, for purposes of entitlement to vacation and sick leave, (iii) will allow such Retained Employees to participate in each plan providing welfare benefits (including health medical, life insurance, disability insurance and long-term care insurance) in the plan year in which the Closing occurs without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Benefit Plans immediately prior to the Closing Date, and (iv) if any of the Benefit Plans that are health or medical benefit plans are terminated or replaced prior to the end of the plan year that includes the Closing Date, Parent will credit the Retained Employee, or cause the Retained Employee to be credited, with any expenses that were covered by such Benefit Plans for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement plans of Parent or Surviving Corporation with respect to the plan year that includes the Closing Date.

(d) Labor Agreements. As of and after the Closing, the Surviving Corporation or its relevant Subsidiaries will continue (for so long as such Contracts are in effect) to be bound by the Collective Bargaining Agreements.

(e) COBRA. The Surviving Corporation shall be responsible for providing continuation health care coverage, to the extent required by and in accordance with Section 4980B of the Code and Sections 601 to 608, inclusive, of ERISA (“COBRA”) to employees and former employees of the Company and its Subsidiaries who left employment or otherwise experienced a COBRA qualifying event on or prior to the Closing Date and who retain a right to a benefit under any of the Benefit Plans that are health benefit plans and are subject to COBRA, and their qualified beneficiaries, and to whom the Company or any Subsidiary is, on the Closing Date, either (i) providing such continuation health care coverage, or (ii) under an obligation to provide such continuation health care coverage at the election of the employee or the qualified beneficiary.

(f) No Limitation. For the avoidance of doubt, nothing in this Section 5.6 shall limit any of the Surviving Corporation’s obligations under any employment Contract in effect as of the Closing.

Section 5.7 Termination of Affiliate Transactions. Prior to or at the Closing, the Company shall terminate all of its Affiliate Transactions (including without limitation each Affiliate Transaction set forth on Section 3.16 of the Company Disclosure Letter), without any further obligation of such party or any of its Subsidiaries and with any and all related claims against the Company and its Subsidiaries being fully discharged.

Section 5.8 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall and, to the extent applicable, shall cause the Surviving Corporation and each of the Company’s Subsidiaries to, to the fullest extent permitted by applicable Law (and, in the case of former directors and officers, to the extent permitted by the certificate of incorporation or formation, bylaws, operating agreements or other similar governing documents of the Company or such Subsidiary, as applicable, in effect as of immediately prior to the Closing), indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of the Company or its Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities, penalties or judgments or amounts that are paid in settlement of or in connection with any Action based in whole or in part on or arising in whole or in part out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, at or following, the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions contemplated hereby.

(b) From and after the Closing, Parent shall not, and shall cause the Surviving Corporation and each the Company’s Subsidiaries not to, amend, repeal or otherwise modify the indemnification provisions of the certificate of incorporation or formation, bylaws, operating agreements or other similar governing documents of the Surviving Corporation or any such Subsidiary, as applicable, as in effect at the Closing in any manner that would adversely affect the rights thereunder of individuals who at the Closing or as of immediately prior to the Closing were directors, officers, managers, or employees of such Person.

(c) Subject to the parameters set forth in this Section 5.8(c), the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, at no expense to the beneficiaries, either (i) continue to maintain in effect for six years from the Effective Time directors’ and officers’ liability insurance and fiduciary liability insurance having terms and conditions at least as favorable to the Indemnified Parties as the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance (the “Company Current Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the Transactions contemplated hereby), or (ii) purchase a six year extended reporting period Endorsement with respect to the Company Current Insurance (a “Company Reporting Tail Endorsement”) and maintain this Endorsement in full force and effect for its full term. To the extent purchased after the date hereof and prior to the Effective Time, such insurance policies shall be placed through such broker(s) and with such insurance carriers as may be specified by the Company and as are reasonably acceptable to Parent. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for any such policies contemplated by this Section 5.8(c) an annual premium (measured for purposes of any “tail” by reference to 1/6th the aggregate premium paid therefor) amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding the first and second sentences of this Section 5.8(c), but subject to the third sentence of this Section 5.8(c), the Company shall be permitted at its sole and exclusive option to purchase a Company Reporting Tail Endorsement prior to the Effective Time.

(d) In the event that Parent, the Surviving Entity or any other Subsidiary of Parent after the Closing, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Parent shall make proper provision so that the successors and assigns of Parent, the Surviving Entity or the applicable Subsidiary, as the case may be, shall assume the obligations set forth in this Section 5.8.

(e) The provisions of this Section 5.8 shall survive the consummation of the Closing.

Section 5.9 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or shall become applicable to the Transactions contemplated hereby, each of Parent, the Company and their respective Boards of Directors shall take such actions as are necessary so that the Transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the Transactions contemplated hereby.

Section 5.10 Stockholder Litigation. Each party shall promptly advise the other party in writing of any litigation brought by any stockholder of such party against such party and/or its directors relating to this Agreement and/or the Transactions contemplated hereby, including the Merger, shall use reasonable best efforts to keep the other party informed of any material developments regarding any such litigation, and, to the extent permitted by applicable Law, give the other party the opportunity to participate therein. Neither the Company nor its Subsidiaries, may settle any such stockholder litigation without the Consent of Parent.

Section 5.11 FIRPTA Certificate. At or prior to Closing, Parent shall have received from the Company (x) an affidavit certifying that interests in the Company are not “United States real property interests” (within the meaning of Section 897 of the Code), which affidavit shall be dated as of the Closing Date, signed under penalties of perjury and in accordance with the provisions of Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h) (the “FIRPTA Certificate”) and (y) a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) along with written authorization for Parent to deliver such FIRPTA Certificate and notice to the IRS on behalf of the Company upon the Closing.

Section 5.12 Escrow Agreement. At or prior to the Effective Time, the Principal Stockholders’ Representative shall, and the Parent shall, and the Company shall cause the Principal Stockholders’ Representative to, execute and deliver the Escrow Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Condition Precedent to Each Party’s Obligations. The respective obligations of each party to consummate the Transactions contemplated hereby are subject to the following conditions:

(a) there shall be no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which restrains, prohibits or prevents the consummation of the Transactions contemplated hereby;

(b) the FCC Consent shall have been obtained; and

(c) the Written Consent shall have been executed and delivered.

Section 6.2 Conditions Precedent to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the Transactions contemplated hereby are subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Parent in its sole discretion:

(a) the Company shall have performed in all material respects its obligations under this Agreement required to be performed on or prior to the Closing Date pursuant to the terms hereof;

(b) (i) the representations and warranties of the Company contained in Section 3.1, Section 3.2, Section 3.3 and Section 3.26 shall be true and correct (except for any de minimis failure to be true and correct) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), and (ii) all other representations and warranties of the Company contained in Article III hereof shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” or words of similar import) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of any such representation or warranty to be true has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company;

(c) there shall not have occurred, since the date hereof, a Material Adverse Effect with respect to the Company, or any event, circumstance, change or effect which would reasonably be expected to constitute a Material Adverse Effect with respect to the Company;

(d) Parent shall have received a certificate of the Chief Executive Officer or President of the Company, on behalf of the Company, dated the Closing Date, certifying to the fulfillment of the conditions set forth in clauses (a), (b), and (c) of this Section 6.2;

(e) no Action shall be pending or threatened against the Company of the type described on Schedule 6.2(e);

(f) the Townsquare Transaction shall have been consummated, in whole or in part, and Parent shall have received Net Cash Proceeds (as defined below) therefrom of not less than $235 million; provided that in the event the Townsquare Transaction shall not have been consummated as a direct result of Parent’s knowing and intentional breach of the Townsquare APA, the condition in this Section 6.2(f) shall be deemed to have been waived by Parent. For purposes of this Agreement, the term “Net Cash Proceeds” shall mean the Cash Consideration plus the Fee Reduction plus the Net AR Adjustment Amount (as each of those terms are defined in the Townsquare APA), including the adjustments made in accordance with Section 1.6 of the Townsquare APA; and

(g) the Principal Stockholders shall have made the contributions of Preferred Stock and 7.5% Warrant to the Company contemplated by the Contribution Agreement.

Section 6.3 Conditions Precedent to the Company’s Obligations. The Company’s obligations to consummate the Transactions contemplated hereby are subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by the Company in its sole discretion:

(a) Parent and Merger Sub shall have performed in all material respects their obligations under this Agreement required to be performed on or prior to the Closing Date pursuant to the terms hereof;

(b) (i) the representations and warranties of Parent and Merger Sub contained in Section 2.1, Section 2.2, and Section 2.3 shall be true and correct (except for any de minimis failure to be true and correct) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), and (ii) all other representations and warranties of Parent and Merger Sub contained in Article II hereof shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” or words of similar import) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of any such representation or warranty to be true has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Parent; and

(c) the Company shall have received a certificate of the Chief Executive Officer or President of Parent, dated the Closing Date, on behalf of Parent, certifying to the fulfillment of the conditions set forth in clauses (a) and (b) of this Section 6.3;

ARTICLE VII

TERMINATION

Section 7.1 Termination. Except with respect to provisions that expressly survive the termination of this Agreement, this Agreement may be terminated at any time prior to Closing (the date of any such termination, the “Termination Date”):

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling, or taken any other action, restraining, enjoining or otherwise prohibiting the Closing of the Transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non-appealable;

(c) by either Parent or the Company if the Closing shall not have occurred on or prior to 12 months after the date hereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party if the failure of the Closing to have occurred prior to such date was primarily due to the breach of such party’s representations or warranties or the failure of such party to perform any of its obligations under this Agreement; provided, further, that for so long as the Townsquare APA shall not have been terminated (and the Townsquare Transaction shall have not closed), the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to Parent if each of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing and other than Section 6.2(f)) have been satisfied or waived;

(d) by the Company if a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement shall have occurred which if uncured would cause any condition set forth in Section 6.3(a) or 6.3(b) not to be satisfied, and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within twenty Business Days following receipt by Parent of written notice of such breach from the Company; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if the Company is then in material breach of the representations, warranties, covenants or agreements contained herein and such breach would give rise to the failure of the conditions set forth in Section 6.2(a) or 6.2(b) to be satisfied;

(e) by Parent if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which if uncured would cause any condition set forth in Section 6.2(a) or 6.2(b) not to be satisfied, and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within twenty Business Days following receipt by the Company of written notice of such breach from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if Parent is then in material breach of the representations, warranties, covenants or agreements contained herein and such breach would give rise to the failure of the conditions set forth in Section 6.3(a) or 6.3(b) to be satisfied; or

(f) by Parent or the Company, if the Principal Stockholders have not delivered the Written Consent within one day after the date hereof.

Section 7.2 Fees and Expenses. Except as otherwise expressly provided in this Agreement, if the Merger is not consummated, the fees and expenses incurred by each party in connection with the negotiation, preparation, execution and delivery of this Agreement and the documents and instruments contemplated hereby and in connection with the Transactions contemplated hereby, including all fees and disbursements of advisors retained by any party shall be the sole responsibility of such incurring and retaining party.

Section 7.3 Procedures and Effect of Termination. Any termination pursuant to Section 7.1 (other than pursuant to Section 7.1(a)) shall be effected by written notice from the terminating party to the other parties. If this Agreement is terminated as provided herein, this Agreement (other than Section 5.3, Section 7.2, this Section 7.3, Article IX and Article X) shall forthwith become void and of no further force and effect, and there shall be no liability or obligation on the part of Parent, the Company, any Subsidiary of the Company or any of their respective officers, directors, direct or indirect stockholders or partners or Affiliates (except for the obligations of the parties contained in Section 5.3, and in Section 7.2); provided, however, that nothing in this Section 7.3 shall be deemed to release any party from any liability arising prior to termination for any breach by such party of the terms and provisions of this Agreement. Each party’s right of termination under Section 7.1 is in addition to any other rights it may have under this Agreement or otherwise, the exercise of a right of termination will not be an election of remedies, and the terminating party’s right to pursue all legal remedies will survive any such termination unimpaired.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties and Covenant. The representations, warranties, covenants and agreements of the Company contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time until, and shall terminate on, the date that is 12 months following the Closing Date (the “General Expiration Date”) (subject to the tolling and other provisions and exceptions set forth in Section 8.2 and Section 8.3; provided, however, that this Section 8.1 shall not limit any covenant or agreement which by its terms contemplates performance after the Effective Time.

Section 8.2 Indemnification of Parent Indemnified Parties.

(a) After the Effective Time, Parent and its Affiliates (including, after the Effective Time, the Surviving Corporation), officers, directors, employees, agents, successors and assigns (collectively, the Parent Indemnified Parties”) shall be indemnified and held harmless by the Principal Stockholders for any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys’ fees and expenses) actually suffered or incurred by one of more of the Parent Indemnified Parties (hereinafter, a “Loss”), arising out of or resulting from: (i) the breach of any representation or warranty made by the Company in this Agreement; (ii) the breach of any covenant or agreement made by the

Company in this Agreement; (iii) the matters set forth on Schedule 8.2(a)(iii); (iv) any errors, omissions or inaccuracies in the Merger Consideration Schedule, and (v) the matters set forth on Schedule 8.2(a)(v).

(b) Notwithstanding anything to the contrary contained in this Agreement:

(i) the Parent Indemnified Parties shall not be entitled to indemnity for indemnifiable Losses otherwise payable under Section 8.2(a)(i) (other than with respect to the representations and warranties set forth in Section 3.1, 3.2, 3.3 and 3.18) unless and until the aggregate amount of indemnifiable Losses exceeds an amount equal to $1 million (the “Basket Amount”), at which point the Parent Indemnified Parties shall be entitled to indemnification from and against such aggregate Losses in excess of the Basket Amount;

(ii) the maximum amount of indemnifiable Losses which may be recovered by the Parent Indemnified Parties shall be limited to the amount of the Escrow Fund and each Principal Stockholder’s maximum indemnity obligation shall be limited to such Principal Stockholders’ interest in the Escrow Fund;

(iii) in calculating the amount of Losses recoverable pursuant to Section 8.2(a), the amount of such Losses shall be reduced by any insurance proceeds actually received relating to such Losses, net of any related deductible and expenses actually and reasonably incurred to obtain such proceeds. In the event an indemnification payment is received by any Parent Indemnified Party in respect of any Losses, and such Parent Indemnified Party later receives any such net insurance proceeds, Parent shall promptly, and in any event no later than ten business days following such receipt, pay to the Principal Stockholders’ Representative the lesser of such net amount or the amount of such indemnification payment previously received by the Parent Indemnified Party.

(c) After the Closing, the Escrow Fund shall be the sole and exclusive remedy of the Parent Indemnified Parties for indemnifiable Loss arising under the Agreement and no Principal Stockholder shall have any liability to any of the Parent Indemnified Parties except through such Principal Stockholder’s interest in the Escrow Fund.

(d) Exclusive Remedy. Parent, Merger Sub and the Surviving Corporation agree that following Closing, the sole and exclusive remedy and recourse against any stockholder of the Company with respect to any and all claims relating to the subject matter of this Agreement and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Article VIII, except in the case of fraud by the Company. In furtherance of the foregoing, but without limiting the rights of indemnification expressly provided for under this Article VIII, each of Parent, Merger Sub and the Surviving Corporation hereby waives (on behalf of itself and on behalf of the Parent Indemnified Parties), from and after the Closing, to the fullest extent permitted under applicable Law any and all rights, claims and causes of action (including any right, whether arising at Law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy and remedies that may arise under common law) that such Parent Indemnified Party may have against any stockholder of the Company (including any Principal Stockholder) whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise, except in the case of fraud by the Company.

Section 8.3 Indemnification Procedures.

(a) The Parent Indemnified Party shall give prompt written notice (a “Claim Notice”) to the Principal Stockholders’ Representative and to the Escrow Agent of any claim or event known to it which gives rise or, in its reasonable good faith judgment, may give rise to a claim for indemnification hereunder by such Parent Indemnified Party against the Principal Stockholders from whom they are entitled to indemnification under this Article VIII; provided, that the failure of any Parent Indemnified Party to give a Claim Notice as provided in this Section 8.3(a) shall not relieve the Principal Stockholders of their obligations under this Article VIII, except to the extent that such failure has materially and adversely affected the rights of the Principal Stockholders. Any Claim Notice in respect of a claim for indemnification pursuant to Section 8.2(a)(i), Section 8.2(a)(ii), Section 8.2(a)(iv) or Section 8.2(v) must be given prior to the General Expiration Date, and any claim for indemnification pursuant to Section 8.2(a)(iii) must be given prior to the date that is 18 months following the Closing Date (the “Litigation Expiration Date”), and shall only be in respect of Losses actually incurred prior to the Litigation Expiration Date.

(b) The obligations and liabilities of the Principal Stockholders under this Article VIII with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article VIII (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions:

(i) If a Parent Indemnified Party shall receive notice of any Third Party Claim (other than the matters described in Schedule 8.2(a)(iii), the Parent Indemnified Party shall give the Principal Stockholders’ Representative a Claim Notice describing such Third Party Claim within 60 days of the receipt by the Parent Indemnified Party of such notice; provided, however, that the failure to provide such Claim Notice shall not release the Principal Stockholders from any of their obligations under this Article VIII except to the extent that such Principal Stockholders are materially prejudiced by such failure.

(ii) The Claim Notice shall describe in reasonable detail the facts known to the Parent Indemnified Party giving rise to such indemnification claim, and the amount or good faith estimate of the amount arising therefrom.

(iii) The Principal Stockholders’ Representative shall be entitled to assume and control the defense of such Third Party Claim (other than the matters described in Schedule 8.2(a)(iii)) at its expense (in which case the Principal Stockholders shall not be liable to the Parent Indemnified Parties for legal expense subsequently incurred by the Parent Indemnified Parties in connection with the defense thereof) and through counsel of its choice if it gives notice of its intention to do so to the Parent Indemnified Party within ten Business Days of the receipt of such Claim Notice from the Parent Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Parent

Indemnified Party, in its reasonable discretion, for the same counsel to represent both the Parent Indemnified Party and the Principal Stockholders’ Representative, then the Parent Indemnified Party shall be entitled to retain its own counsel, in each jurisdiction for which the Parent Indemnified Party determines counsel is required, at the expense of the Principal Stockholders’ Representative. In the event that the Principal Stockholders’ Representative exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Parent Indemnified Party shall cooperate with the Principal Stockholders’ Representative in such defense and make available to the Principal Stockholders’ Representative, at the Principal Stockholders’ Representative’s expense, all witnesses, pertinent records, materials and information in the Parent Indemnified Party’s possession or under the Parent Indemnified Party’s control relating thereto as is reasonably required by the Principal Stockholders Representative. Similarly, in the event the Parent Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Principal Stockholders’ Representative shall cooperate with the Parent Indemnified Party in such defense and make available to the Parent Indemnified Party, at the Principal Stockholders’ Representative’s expense, all such witnesses, records, materials and information in the Principal Stockholders Representative’s possession or under the Principal Stockholders’ Representative’s control relating thereto as is reasonably required by the Parent Indemnified Party. No such Third Party Claim may be settled by any party conducting the defense against such claim without the prior written consent of the other party. Notwithstanding anything herein to the contrary, Parent shall have the sole right to defend and settle, in its discretion, the matters described on Schedule 8.2(a)(iii).

Section 8.4 Principal Stockholders’ Representative.

(a) The Principal Stockholders’ Representative shall be irrevocably nominated and appointed by the Principal Stockholders to represent the Principal Stockholders, as their agent and attorney-in-fact, with full power of substitution, to act in the name, place and stead of such Principal Stockholder with respect to this Agreement and the Escrow Agreement and to take any and all actions and make any and all decisions required or permitted to be taken or made by the Principal Stockholders’ Representative under this Agreement or the Escrow Agreement, including the exercise of the power to execute, deliver, acknowledge, certify and file (in the name of any or all of the Principal Stockholders or otherwise) any and all documents and to take any and all actions that the Principal Stockholders’ Representative may, in his sole discretion, determine to be necessary, desirable or appropriate on or after the date of this Agreement, including the power to act on behalf of any Principal Stockholder in any dispute, litigation or arbitration involving this Agreement or the Escrow Agreement, and the power to receive on behalf of any Principal Stockholder, and to distribute (after payment of any unpaid expenses chargeable to such Principal Stockholder in connection with the transactions contemplated by this Agreement and the Escrow Agreement), all amounts payable to such Principal Stockholder under the terms of this Agreement and the Escrow Agreement; provided that the execution, delivery, acknowledgement, certification and filing of any such documents and the taking of any such actions would not, individually or in the aggregate, adversely affect a Principal Stockholder as compared to any other Principal Stockholder in his or her capacity as a Principal Stockholder. The Principal Stockholders shall be bound by all actions taken by the Principal Stockholders’ Representative in accordance with this Agreement and the Escrow

Agreement in its capacity thereof. The power of attorney granted in this Section 8.4: (i) is coupled with an interest and is irrevocable and (ii) shall survive the bankruptcy, dissolution or liquidation of each Principal Stockholder.

(b) The Principal Stockholders’ Representative shall not be liable to any Principal Stockholder for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement or the Escrow Agreement, except in the case of its gross negligence or willful misconduct. The Principal Stockholders’ Representative may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts. The Principal Stockholders’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the Escrow Agreement. As to any matters not expressly provided for in this Agreement or the Escrow Agreement, the Principal Stockholders’ Representative shall not be required to exercise any discretion or take any action. Subject to the terms of this Agreement, each Principal Stockholder severally agrees to indemnify and hold harmless and reimburse the Principal Stockholders’ Representative from and against any and all liabilities, losses, damages, claims, costs or expense suffered or incurred by the Principal Stockholders’ Representative arising out of or resulting from any action taken or omitted to be taken by the Principal Stockholders’ Representative under this Agreement or the Escrow Agreement, other than such liabilities, losses, damages, claims, costs or expense arising out of or resulting from the Principal Stockholders’ Representative’s gross negligence or willful misconduct. The Principal Stockholders’ Representative shall be entitled to recover from each Principal Stockholder, in accordance with such Principal Stockholder’s ratable portion of the Merger Consideration, any out-of-pocket costs and expenses reasonably incurred by the Principal Stockholders’ Representative in good faith and in connection with actions taken by the Principal Stockholders’ Representative pursuant to this Agreement or the Escrow Agreement (including the hiring of legal counsel and the incurring of legal fees and costs). In addition, the Principal Stockholders’ Representative shall have a lien on, right of set-off against and security interest in any payments made to it from the Escrow Fund for the payment of any amounts to which the Principal Stockholders’ Representative is entitled pursuant to this Section 8.4(b). In furtherance of the foregoing, the Principal Stockholders’ Representative is expressly authorized to charge against and withdraw from any payments made to it from the Escrow Fund for its own account any amounts due to it under this Section 8.4(b). In all matters relating to this Article VIII, the Principal Stockholders’ Representative shall be the only party entitled to assert the rights of the Principal Stockholders. Parent shall be entitled to rely on the appointment of the Principal Stockholders’ Representative pursuant to this Section 8.4, to deal exclusively with the Principal Stockholders’ Representative on all matters described in Section 8.4(a), and to rely on any document executed or purported to be executed on behalf of any Principal Stockholder by the Principal Stockholders’ Representative, and on any other action taken or purported to be taken by the Principal Stockholders’ Representative on behalf of any Principal Stockholder by the Principal Stockholders’ Representative.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Amendment and Modification. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties by its duly authorized representatives. Notwithstanding the above, no amendment shall be made to this Agreement that by Law requires approval or authorization by the stockholders of the Company or Merger Sub without such further approval or authorization.

Section 9.2 Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be waived, but only if such waiver is in writing and is signed by the party against whom the waiver is to be effective. Such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits Consent by or on behalf of any party hereto, such Consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.2.

Section 9.3 Notices. All notices and other communications hereunder shall be in writing (including by fax) and shall be deemed to have been duly given (i) when delivered in Person, (ii) one (1) Business Day after being sent by reputable overnight courier, (iii) when faxed during business hours (with confirmation of transmission having been received) or (iv) three (3) Business Days after being mailed by registered or certified mail (Postage prepaid, return receipt Requested), in each case to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Parent, Merger Sub or the Surviving Corporation:

Cumulus Media Holdings, Inc.
3280 Peachtree Road, NW
Suite 2300
Atlanta, Georgia 30305
Attention: Richard S. Denning
Fax: (404) 260-8877

with a copy (which shall not constitute notice) to:

Jones Day
1420 Peachtree Street, N.E., Suite 800
Atlanta, Georgia 30309
Attention: William B. Rowland, Esq.
Fax: (404) 581-8330

(b)	If to the Company:

Dial Global, Inc.
220 West 42nd Street
New York, New York 10036
Attention: Paul Caine, Chief Executive Officer
Melissa Garza, General Counsel
Fax: (212) 641-2198

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
333 South Hope Street
Los Angeles, California 90071
Attention: Christopher J. Greeno, P.C.
Fax: (312) 660-0106
Attention: Hamed Meshki, Esq.
Fax: (213) 808-8145

(c)	If to the Principal Stockholders’ Representative:

DG LA Members, LLC
c/o Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
Attention: David Quick
Fax: (213) 830-6394

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
333 South Hope Street
Los Angeles, California 90071
Attention: Christopher J. Greeno, P.C.
Fax: (312) 660-0106
Attention: Hamed Meshki, Esq.
Fax: (213) 808-8145

Section 9.4 Assignment; No Third-Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written Consent of the other party hereto, except that Parent may assign any or all of its rights and interests hereunder collaterally for the benefit of its lenders. Notwithstanding anything contained in this Agreement to the contrary, except as set forth in Section 5.8, nothing in this Agreement is intended to confer upon any Person (including any employees) other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities hereunder.

Section 9.5 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement and all other agreements executed pursuant to the terms of this Agreement will be governed by and construed in accordance with the laws of the State of Delaware without reference to the choice of law principles thereof. In any action among or between any of the parties arising out of or relating to this Agreement, each of the Company, Merger Sub, Parent and the Principal Stockholders’ Representative hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and, in the absence of such jurisdiction, the United States District Court for the District of Delaware, and, in the absence of such federal jurisdiction, the parties Consent to be subject to the exclusive jurisdiction of any Delaware state court sitting in New Castle County, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 9.5, (iii) waives the right to assert the lack of Personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding, and (iv) agrees that service of process upon such party in any such action shall be effective if such process is given as a notice in accordance with Section 9.3. Each of the parties hereto also agrees that any final and non-appealable judgment against a party hereto in connection with any action, suit or other proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT SUCH PARTIES MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY SUIT OR ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY CERTIFIES THAT NO OTHER PARTY HERETO NOR ANY OF THEIR REPRESENTATIVES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THEY WOULD NOT SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL. FURTHER, EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTIES RELIED ON THIS WAIVER OF RIGHT TO JURY TRIAL AS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT.

Section 9.6 Specific Performance. Each of the parties hereto acknowledges that the parties’ rights to consummate the Transactions contemplated hereby are unique and recognizes and affirms that, in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party or parties may have no adequate remedy at law. Accordingly, the parties agree the such non-breaching party or parties shall have the right, in addition to any other rights and remedies existing in its or their favor at law or in equity, to enforce its or their respective rights and the other parties’ obligations hereunder by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security). If any such action for specific performance is filed, the other party or parties, as the case may be, shall waive the defense that the moving party or parties have an adequate remedy at law; provided, however, that in no event shall any of the Principal Stockholders or the Principal Stockholders’ Representative have any right to pursue any remedy against any of the other parties hereto prior to the Closing.

Section 9.7 Counterparts; Effectiveness. This Agreement may be executed by the parties hereto individually or in any combination, in counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.

Section 9.8 Severability. If any provision or provisions of this Agreement or of any of the documents or instruments delivered pursuant hereto, or any portion of any provision hereof or thereof, shall be deemed invalid or unenforceable pursuant to a final determination of any court of competent jurisdiction or as a result of future legislative action, then such provision or portion thereof shall be construed to give effect to the parties’ intent regarding such provision or portion thereof to the maximum extent permitted by applicable Law, and such determination or action shall be construed so as not to affect the validity, enforceability or effect of any other portion hereof or thereof.

Section 9.9 Headings; Interpretation.

(a) The headings of the various Articles and Sections of this Agreement have been inserted for the purpose of convenience of reference only, and shall not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions of this Agreement.

(b) When reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “included,” “includes” or “including” (or any other tense or variation of the word “include”) are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the auxiliary verbs “will” and “shall” are mandatory, and the auxiliary verb “may” is permissive (and, by extension, is probative when used negatively, as a denial of permission). All accounting terms used but not otherwise defined in this Agreement shall have the meanings determined by GAAP. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or Consent and (in the case of statutes) by succession of comparable successor statutes.

Section 9.10 No Strict Construction. The parties to this Agreement have been or have had the opportunity to be represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 9.11 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 9.12 Entire Agreement. This Agreement, and the documents and instruments referred to herein, embody the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to the subject matter hereof. There are no restrictions, promises, representations, warranties, covenants or undertakings of the parties hereto in respect of the subject matter hereof, other than those expressly set forth or referred to herein or therein.

ARTICLE X

DEFINED TERMS

Section 10.1 Certain Defined Terms. In addition to the terms defined elsewhere herein, for purposes of this Agreement:

“7.5% Warrant” means that certain warrant to purchase 7.5% of the Common Stock issued by the Company on April 16, 2012.

“12% Warrant” means that certain warrant to purchase 12% of the Common Stock issued by the Company on April 16, 2013.

“Action” means any claim, action, suit, charge, complaint, arbitration, mediation, proceeding, investigation, inquiry or audit.

“Affiliate” means, with respect to a specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person, excluding, in the case of the Company, the Principal Stockholders and their respective Affiliates (other than the Company and its Subsidiaries).

“Aggregate Common Stock Merger Consideration” means an amount equal to (i) the Common Stock Per Share Merger Consideration, multiplied by (ii) the outstanding shares of Common Stock.

“Aggregate Preferred Stock Merger Consideration” means the Merger Consideration minus the Aggregate Common Stock Merger Consideration.

“Assets” means, with respect to any party, the assets and properties (whether tangible or intangible) of such party and its Subsidiaries.

“Board of Directors” means the board of directors or similar governing body (including the board of managers or the managing member) of any specified Person.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of Wilmington, Delaware are authorized or required by applicable Law or executive order to remain closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $.01 per share, of the Company.

“Common Stock Per Share Merger Consideration” means an amount equal to fifteen and one-half cents ($0.155) per share.

“Company Capital Stock” means collectively the Common Stock and Preferred Stock.

“Contract” means any contract, agreement, lease, sublease, license, sublicense, note, bond, mortgage, indenture or guaranty, whether written or oral.

“Contribution Agreement” means a Contribution Agreement among the Principal Stockholders and the Company in the form heretofore agreed upon by Parent and the Company.

“Copyrights” means all copyrights and related rights, copyright registrations and applications, and copyrightable subject matter.

“Delivered” means in respect of the Company that the applicable document has been posted in the Company’s data room on the Merrill Datasite website or delivered to the Parent electronically, in each case on or prior to the date of execution of this Agreement.

“Encumbrance” means any lien, encumbrance, security interest, pledge, hypothecation, mortgage, transfer restriction, voting agreement, proxy, conditional sales or other title retention agreement, grant of preemptive rights, easement, covenant, license, option, right of first refusal or purchase or title defect.

“Environmental Claim” means any Action, order, demand or notice by any Governmental Authority, or any other Person, alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, or release into the environment of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any Law, Governmental Order, Consent decree or judgment relating to pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources) or protection of worker health and safety from exposure to Hazardous Materials, in effect as of or prior to the date of this Agreement, including any relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Materials, (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, or (v) the preservation of the environment or mitigation of adverse effects therefrom.

“Environmental Permits” means any Permit required under or issued pursuant to any applicable Environmental Law.

“ERISA Affiliate” means any corporation or trade or business that is deemed a single employer with another Person under Section 414(b) or (c) of the Code.

“Escrow Agreement” means an Escrow Agreement among Parent, the Principal Stockholders’ Representative and the Escrow Agent in the form attached hereto as Exhibit A.

“Escrow Amount” means $8.5 million.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means, with respect to any Person, generally accepted accounting principles in the United States of America, as in effect from time to time, and, when used in reference to unaudited financial statements shall include exceptions for (i) normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material to the business or operations of such Person and its Subsidiaries, and (ii) lack of accompanying footnotes.

“Governmental Authority” means (1) any federal, national, supranational, foreign, state, provincial, municipal, local or other government, (2) any regulatory or administrative authority, agency, department or commission of any such government, or (3) any court, tribunal or other judicial or arbitral body established by any such government or under any Law.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, award or other decision entered by or with any Governmental Authority (including FCC rules and policies).

“Hazardous Material” means chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, petroleum and petroleum products, regulated greenhouse gasses, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, toxic mold, mycotoxins or other similar substances, in each case as defined or regulated as such under Environmental Laws due to their dangerous, toxic or deleterious properties or characteristics.

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures or notes (other than any surety bonds or similar instruments issued in the ordinary course of business); (iii) all obligations in respect of letters of credit, to the extent drawn, and bankers’ acceptances issued for the account of such Person; (iv) any indebtedness guaranteed in any manner by such Person (including guaranties in the form of an agreement to repurchase or reimburse); and (v) any accrued and unpaid interest related to any of the foregoing and prepayment premiums or penalties related to any of the foregoing that are due or become due as a result of the consummation of the Merger or the prepayment of such Indebtedness; provided that in no event shall Indebtedness of any party include Indebtedness of such party owing to any of its Subsidiaries or Indebtedness of any of its Subsidiaries owing to it or any of its other Subsidiaries. For the avoidance of doubt, the items identified as “Excluded Items” on Section 1.14(b) of the Company Disclosure Letter shall not constitute Indebtedness.

“Indebtedness Amount” means the aggregate amount required to repay as of the Closing Date all Indebtedness of the Company and its Subsidiaries, including the Indebtedness set forth on Section 1.14(b) of the Company Disclosure Letter to be evidenced by payoff letters from the lenders of such Indebtedness, but specifically excluding any accrued and unpaid interest up to an aggregate amount not to exceed the aggregate amount of cash of the Company and its Subsidiaries as of immediately prior to the Closing.

“Indebtedness Payments” means all payments by the Company in respect of Indebtedness from and after the date hereof and prior to the Effective Time, except for (i) interest payments, and (ii) the making of the scheduled amortization payments under the Amended and Restated Credit Agreement dated as of February 28, 2013, by and among the Company, General Electric Capital Corporation, the lenders party thereto and the other parties thereto, as amended from time to time, identified on Section 4.1(b)(xvi) of the Company Disclosure Letter, when due; provided that the amortization payment due during the Company’s fourth quarter may be made at or prior to Closing whether or not due.

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature throughout the world, including all U.S. and foreign (i) Patents, (ii) Trademarks, (iii) Copyrights, (iv) Software, (v) Trade Secrets, (vi) Internet protocol addresses, (vii) rights of publicity and privacy, (viii) all rights in the foregoing, and (ix) all applications and registrations for the foregoing, in any case excluding rights, under standard form Contracts having an acquisition price of less than $100,000 per Contract, to use readily available shrink wrap or click wrap software.

“Investor Report” means any documents filed with or furnished by the Company on its confidential online database for the benefit of its investors.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to the Company, the actual knowledge, without independent investigation, of the following individuals: Paul Caine, Jean Clifton, Melissa Garza, Hiram Lazar and Charles Steinhauer.

“Law” means any federal, national, supranational, foreign, state, provincial, municipal, local or similar statute, law, ordinance, regulation, rule, policy, code, order, requirement or rule of law (including common law).

“Leased Real Property” means the real property currently leased, licensed, subleased, used or otherwise occupied by the Company or any of its Subsidiaries in each case, as tenant, together with, to the extent currently leased, licensed, subleased, used or otherwise occupied by such party all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment and items of personal property of the Company or any of its Subsidiaries attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or unaccrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract.

“Licensed Intellectual Property” means all of the Intellectual Property licensed from a third party pursuant to a Contract for use by the Company or any of its Subsidiaries other than the Owned Intellectual Property.

“Material Adverse Effect” means, with respect to a Person, any event, circumstance, change in or effect on such Person or any of its Subsidiaries that, individually or in the aggregate (taking into account all other such events, circumstances, changes or effects), has a material adverse effect on (i) the business, assets, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person to perform its obligations hereunder or consummate the transactions contemplated hereby; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” for the purposes of clause (i) above: any event, circumstance, change in or effect resulting from (a) any change in the operating, business, regulatory or other conditions in the industries in which such Person and its Subsidiaries operate; (b) general economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates or any default or anticipated default by the United States on its sovereign debt or other obligations), in each case, in the United States or anywhere else in the world; (c) earthquakes, floods, natural disasters or other acts of nature or force majeure events; (d) acts of war, sabotage or terrorism or military actions or similar circumstances, including from worsening of current conditions caused thereby, occurring after the date hereof; (e) any change in Laws or GAAP, or the interpretation thereof; or (f) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (g) any adverse change, in and of itself, in availability under the Company’s or any of its Subsidiaries’ credit facility or facilities, as applicable; (h) any default, event of default under any such credit facility (it being understood that the facts or occurrences giving rise to or contributing to such default, event of default may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (i) any decline in the fair market value of the capital stock of the Company (it being understood that the facts or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (j) in and of itself, any statement or qualification in any auditor’s report or opinion expressing doubt or uncertainty regarding the Company’s ability to continue as a going concern (it being understood that the facts or occurrences giving rise to or contributing to such statement or qualification may be deemed to constitute, or be taken into account in determining whether there has been or will be a Material Adverse Effect); (k) the classification, pursuant to GAAP, of the Company’s Indebtedness as current; provided that the exceptions in clauses (a), (b), (c), (d) and (e) shall only be taken into account if such Person or any of its Subsidiaries is not adversely affected in a disproportionate manner relative to other participants in the industry in which such party primarily operates.

“Material Contract” means any party, any of the following to which the Company or any of its Subsidiaries is a party or by which it or any of the Company Assets are bound:

(i) any executory employment, contractor or consulting Contract with any manager, director or officer of the Company or any of its Subsidiaries, or with any on-air talent, or any such agreement with any employee or contractor that is not terminable upon 30 days’ notice or less without incurring further cost or liability;

(ii) any Contract or plan, any of the benefits of which will be increased, or the vesting of any of the benefits of which will be accelerated, or under which payments will be made, as a direct result of the occurrence of any of the Transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the Transactions contemplated by this Agreement;

(iii) any agreement of indemnification or any guaranty (other than any agreement of indemnification entered into in connection with the sale, license, maintenance, support or service of the Company’s or any of its Subsidiaries’ products or services in the ordinary course of business consistent with prior practice) in any case excluding any guaranty by the Company or any of its Subsidiaries of obligations of a Company Subsidiary;

(iv) any Contract containing any provision or covenant prohibiting or materially restricting the ability of the Company or any of its Subsidiaries to engage in any business activity that is material to the business of the Company or its Subsidiaries as of the date hereof (by activity, geographic region or otherwise);

(v)(A) any Contract entered into since January 1, 2012, relating to the disposition or acquisition by the Company or any of its Subsidiaries (excluding any dispositions in connection with office consolidations) of (x) assets, other than inventory purchased or sold in the ordinary course of business, or (y) any interest in any other Person or business enterprise, in either case for consideration in excess of $500,000, and (B) any agreement providing for a deferred purchase price or any other contingent obligations of the Company or any of its Subsidiaries (other than liabilities arising after the closing of such transaction) related to prior dispositions or acquisitions of any Person or business enterprise;

(vi) any mortgages, indentures, guaranties of Indebtedness, loans or credit agreements, security agreements, deeds of trust or other documents granting an Encumbrance (other than any Permitted Encumbrance) upon any of the Company Assets;

(vii) any dealer, distributor or joint marketing agreement under which the Company or any of its Subsidiaries has continuing material obligations to jointly market any product or technology and which provides for payments that exceed $250,000 per annum;

(viii) any settlement agreement which contains material obligations of the Company or any of its Subsidiaries that shall continue after the Closing Date, but excluding any employment severance agreement or any settlement of a charge filed with the Equal Employment Opportunity Commission or a similar state fair employment practices agency involving payments to any Person of no greater than $50,000 and involving affirmative obligations of the Company or any of its Subsidiaries that continue for no longer than one (1) year;

(ix) any Contract, or group of Contracts, with a Person (or group of affiliated Persons) providing for future expenditures in excess of $250,000 within the 12-month period after the date hereof (excluding any amount already in accounts payable or accrued expenses as of the date hereof), except for revenue sharing arrangements as to which there is no guaranteed payment;

(x) any Contract relating to any Affiliate Transactions that will not be terminated without expense or obligation on the part of the Company or its Subsidiaries prior to the Closing Date;

(xi) any Contract that is (1) a lease, rental or occupancy agreement, license, installment or conditional sale agreement or other agreement affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any Personal property and which provides for payments that exceed $50,000 per annum or (2) a lease, rental or occupancy agreement, license, installment or conditional sale agreement or other agreement affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real property;

(xii) any collective bargaining agreement or other labor-related agreement with any labor union or other representative of a group of employees;

(xiii) any Contract pursuant to which the Company or any of its Subsidiaries (a) is granted or obtains any right to use any material Intellectual Property (excluding (1) all implied and express licenses granted to the Company and its Subsidiaries in connection with the creation, production, distribution, syndication, broadcast and transmission of Programs in the ordinary course of its and its Subsidiaries’ business and (2) standard form Contracts granting rights to use readily available shrink wrap or click wrap software having an acquisition price of less than $100,000 per Contract), (b) is restricted in its right to use or register any Owned Intellectual Property, or (c) permits any other Person to use, enforce, or register any Owned Intellectual Property, in each case including any license agreements, coexistence agreements, and covenants not to sue, and excluding all implied and express licenses granted by the Company and its Subsidiaries to third parties in connection with the distribution, syndication, broadcast and transmission of Programs in the ordinary course of its and its Subsidiaries’ business;

(xiv) any tax sharing or similar agreement that will not be terminated without expense or obligation on the part of the Company or any of its Subsidiaries prior to the Closing Date or that contain obligations of the Company or any of its Subsidiaries that shall continue after the Closing Date; and

(xv) any Contract, in effect during the first six (6) months of 2013, with any Person listed on Section 3.21(c) of the Company Disclosure Letter, in respect of, or relating to, any of the relationships referred to in Section 3.21.

“Merger Consideration” means an amount equal to $260 million, minus each of: (i) the Indebtedness Amount; (ii) the amount of any Indebtedness Payments and (iii) the aggregate amount of all Transaction Expenses paid previously, or not paid on or prior to the Closing Date.

“Owned Intellectual Property” means all of the Intellectual Property owned by the Company or any of its Subsidiaries.

“Owned Real Property” means real property in which the Company or any of its Subsidiaries has fee title (or equivalent) interest, together with all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment and items of personal property of the Company or any of its Subsidiaries attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Patents” means all patents, patent applications, patent Disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof.

“Permit” means all permits, certificates, licenses, identification numbers, approvals, governmental franchises and other authorizations.

“Permitted Encumbrances” means (i) defects or irregularities of title, easements, rights-of-way, covenants, restrictions and other similar matters that do not and would not reasonably be expected to interfere in any material respect with the current use of the Real Property subject thereto, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no material default on the part of the Company or any of its Subsidiaries, (iii) intellectual property licenses granted by the Company and its Subsidiaries in the ordinary course of business, and (v) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and as to which adequate reserves have been established on the Company’s books.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust or other entity or organization or any Governmental Authority.

“Preferred Stock” means collectively the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock.

“Principal Stockholders” means Black Rock Kelso Capital Corporation, MIHI LLC, Grace Bay Holdings II, LLC, and DG LA Members, LLC.

“Principal Stockholders’ Representative” means DG LA Members, LLC.

“Programs” means any and all creative work meant for viewing or listening through any and every electronic medium, whether now known or hereafter developed, including radio, television, cable and other Multichannel Video Programming Distributors (“MVPDs”), and wireless mobile devices (including cell phones, smartphones, and tablets), whether analog or digital, and without regard to format or means of access, including on-demand and pay-per-view programming, motion pictures (including features, documentaries, shorts and trailers), Internet programming, direct-to-video/DVD programming or other live action, animated, filmed, taped or recorded entertainment of any kind or nature, known or unknown, and including all components thereof (whether now known or hereafter acquired), including titles, themes, content, dialogue, characters, plots, concepts, scenarios, characterizations, rights of publicity, elements and music (whether now known or recognized).

“Pro Rata Share” means the pro rata share of each Principal Stockholder as set forth in the instruction letter delivered by the Principal Stockholders’ Representative to Parent contemporaneously herewith (the “Instruction Letter”).

“Radio Network Business” means the business and operations of the Company and its Subsidiaries, including (i) the procurement of air time or other advertising inventory through direct purchase from any Person who provides the means of distribution, including radio stations, television stations, cable systems and other MVPDs, and online Internet services, resulting in aggregated or network inventory for the primary purpose of selling the same to advertisers, (ii) the sale of such airtime or other network advertising inventory to advertisers, and/or (iii) the production, licensing and distribution of Programs and other services by whatever electronic means for viewing or listening.

“Real Property” means the Owned Real Property and Leased Real Property, collectively.

“Release” means a release in favor of the Company, Parent and Merger Sub in the form heretofore agreed upon by Parent and the Company.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Series A Preferred Stock” means the class of preferred stock of the Company designated as 15% Series A Preferred Stock, par value $.01 per share, with the designations, preferences and relative, participating, option and other special rights, powers and duties set forth in the Company Charter.

“Series A Preferred Stock Per Share Merger Consideration” means an amount equal to (i) the Aggregate Preferred Stock Merger Consideration, divided by (ii) the number of outstanding shares of Series A Preferred Stock after giving effect to the contributions contemplated by the Contribution Agreement.

“Series B Preferred Stock” means the class of preferred stock of the Company designated as 17.5% Series B Preferred Stock, par value $.01 per share, with the designations, preferences and relative, participating, option and other special rights, powers and duties set forth in the Company Charter.

“Series C Preferred Stock” means the class of preferred stock of the Company designated at 17.5% Series C Preferred stock, par value $.01 per share, with the designations, preferences and relative, participating, option and other special rights, powers and duties set forth in the Company Charter.

“Series D Preferred Stock” means the class of preferred stock of the Company designated 17.5% Series D Preferred Stock, par value $.01 per share, with the designations, preferences and relative, participating, option and other special rights, powers and duties set forth in the Company Charter.

“Shares” means shares of outstanding Company Capital Stock.

“Software” means all rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Tax” (and with the correlative meaning “Taxes”) means (i) all taxes, charges, fees, levies, imposts, customs duties or other assessments imposed by and required to be paid to any Governmental Authority, taxing authority, including income, excise, real and personal property, sales, transfer, import, export, ad valorem, payroll, use, goods and services, value added, capital, capital gains, alternative, net worth, profits, withholding, employer health and franchise taxes (including any interest, penalties, fines or additions attributable to or imposed on or with respect to any such assessment) and any similar charges in the nature of a tax, including unemployment and employment insurance payments and workers’ compensation premiums and any Liabilities under any state abandonment or unclaimed property, escheat or similar Laws, together with any installments with respect thereto and any estimated payments or estimated taxes, and whether disputed or not, (ii) any and all liability for amounts described in clause (i) of any member of an affiliated, consolidated, combined or unitary group of which the Company together with its Subsidiaries (or any predecessor of any of the foregoing), is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign law or regulation, and (iii) any and all liability for amounts described in clause (i) of any Person imposed on the Company together with its Subsidiaries, as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing.

“Tax Returns” means any return, report, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Townsquare APA” means that certain Asset Purchase Agreement dated the date hereof among Cumulus Media Holdings Inc., Cumulus Broadcasting, LLC, Cumulus Licensing LLC, Citadel Broadcasting Company, Radio License Holding CBC, LLC, Townsquare Radio, LLC and certain of its Affiliates, a true and correct copy of which has been delivered to the Company.

“Townsquare Transaction” means the transaction contemplated by the Townsquare APA.

“Trade Secrets” means all trade secrets and other confidential, proprietary information and know-how.

“Trademarks” means all trademarks, service marks, names, corporate names, trade names, domain names, Uniform Resource Locators, website addresses, logos, slogans, trade dress, and other similar designations of source or origin, and all Registrations of or applications for any of the foregoing, together with the goodwill symbolized by any of the foregoing.

“Transaction Expenses” means, without duplication, (i) any bonuses, success fees, termination, change of control or severance payments, or other non-ordinary course payments paid or payable to any Person by the Company or any of its Subsidiaries as a direct result of the Transactions, (ii) any legal, accounting, financial advisory or other third party advisory or consulting fees or expenses incurred by the Company or any of its Subsidiaries in connection with the Transactions (including in connection with any Action by a holder of Shares or the exercise of dissenter’s rights by a Dissenting Stockholder), (iii) all fees, costs and expenses incurred by the Company or any of its Subsidiaries related to any Consents or Filings in connection with the Transactions, and (iv) the payments set forth on Section 1.14(a) of the Company Disclosure Letter, which include the Warrant Cash Out Amount; provided that, any severance obligations that do not become payable as a direct result of the Transactions, including as may become payable as a result of “double-trigger” or other events or circumstances occurring after the Effective Time, do not constitute Transaction Expenses.

“Warrant Cash Out Amount” means (i) the amount by which (x) the Common Stock Merger Consideration, exceeds (y) the exercise price payable in respect to a share of Common Stock pursuant to the 7.5% Warrant, times (ii) the number of Shares of Common Stock into which the 7.5% Warrant is exercisable.

Section 10.2 Other Definitions. The following terms have the meanings set forth in the Sections set forth below.

Defined Term	Section Definition Reference
Acquisition Proposal	Section 4.2
Affiliate Transactions	Section 3.16
Agreement	Preamble
Basket Amount	Section 8.2(b)(i)
Benefit Plans	Section 3.13(a)
Book-Entry Shares	Section 1.5(a)
Business Guaranties	Section 3.17
Certificates	Section 1.5(a)
Certificate of Merger	Section 1.3
Claim Notice	Section 8.3(a)
Closing	Section 1.2
Closing Date	Section 1.2

Defined Term	Section Definition Reference
COBRA	Section 5.6(e)
Company	Preamble
Company Audited Financial Statements	Section 3.6(a)(i)
Company Bylaws	Section 1.6(b)
Company Charter	Section 1.6(a)
Company Current Insurance	Section 5.8(c)
Company Disclosure Letter	Article III
Company Equity Right	Section 3.2(b)
Company Financial Statements	Section 3.6(a)(ii)
Company Interim Financial Statements	Section 3.6(a)(ii)
Company Reporting Tail Endorsement	Section 5.8(c)
Company Reports	Section 3.7(b)
Confidentiality Agreement	Section 5.3(a)
Consent	Section 2.5
DGCL	Section 1.1
Dissenting Shares	Section 1.13
Dissenting Stockholder	Section 1.13
Effective Time	Section 1.3
ERISA	Section 3.13(a)
ERISA Plans	Section 3.13(a)
Escrow Agent	Section 1.9(b)
Escrow Fund	Section 1.9(b)
Exchange Agent	Section 1.9(a)
Exchange Fund	Section 1.9(a)
FCC	Section 5.4(b)(i)
FCC Applications	Section 5.4(b)(ii)
FCC Consent	Section 5.4(b)(i)
Filing	Section 2.5
FIRPTA Certificate	Section 5.11
General Expiration Date	Section 8.1
Indemnified Parties	Section 5.8(a)
Insperity Plans	Section 3.13(b)
Leases	Section 3.12(b)(iii)
Litigation Expiration Date	Section 8.3(a)
Loss	Section 8.2(a)
Merger	Recitals
Merger Consideration Schedule	Section 1.15
Merger Sub	Preamble
Merger Sub Bylaws	Section 1.6(b)
Merger Sub Charter	Section 1.6(a)
Other Plans	Section 3.13(a)
Parent	Preamble
Parent Indemnified Parties	Section 8.2(a)
Regulatory Agencies	Section 3.7(a)

Defined Term	Section Definition Reference
Representatives	Section 4.2
Retained Employees	Section 5.6(a)
SOX	Section 3.7(c)
Surviving Corporation	Section 1.1
Termination Date	Section 7.1
Third Party Claims	Section 8.3(b)
Transactions	Section 2.4
WARN Act	Section 3.15(d)
Written Consent	Section 5.1

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

COMPANY:
DIAL GLOBAL, INC.

By:	/s/ Paul Caine
Name: Paul Caine
Title: CEO

[Signature Page Merger Agreement]

PRINCIPAL STOCKHOLDERS’ REPRESENTATIVE DG LA MEMBERS, LLC By: Gores Radio Holdings, LLC Its: Managing Member By: The Gores Group, LLC Its: Manager

By:	/s/ Steven G. Eisner
Name: Steven G. Eisner
Title: Managing Director

By: OCM Principal Opportunities Fund III, L.P.
Its: Managing Member

By: OCM Principal Opportunities Fund III GP, L.P.
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: General Partner

By:	/s/ B. James Ford
Name: B. James Ford
Title: Authorized Signatory

By:	/s/ David Quick
Name: David Quick
Title: Authorized Signatory

[Signature Page Merger Agreement]

By: OCM Principal Opportunities Fund IIIA, L.P.
Its: Managing Member

By: OCM Principal Opportunities Fund III, GP, L.P.
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: General Partner

By:	/s/ B. James Ford
Name: B. James Ford
Title: Authorized Signatory

By:	/s/ David Quick
Name: David Quick
Title: Authorized Signatory

By: OCM Principal Opportunities Fund IV, L.P.
Its: Managing Member

By: OCM Principal Opportunities Fund IV GP, L.P.
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ B. James Ford
Name: B. James Ford
Title: Authorized Signatory

By:	/s/ David Quick
Name: David Quick
Title: Authorized Signatory

[Signature Page Merger Agreement]

PARENT:

CUMULUS MEDIA HOLDINGS INC.

By:	/s/ Richard S. Denning
Name: Richard S. Denning
Title: Senior Vice President, Secretary and General Counsel

MERGER SUB:

CARDINALS MERGER CORPORATION

By:	/s/ Richard S. Denning
Name: Richard S. Denning
Title: Senior Vice President, Secretary and General Counsel

[Signature Page Merger Agreement]